Exhibit 99

EXECUTION COPY

Magna International Inc.

€550,000,000 1.900% Senior Notes due 2023

Underwriting Agreement

New York, New York
November 17, 2015

To the several Underwriters named in

Schedule II hereto

Ladies and Gentlemen:

Magna International Inc., a corporation organized under the laws of Ontario (the “Company”), proposes to sell to the several underwriters named in Schedule II hereto (the “Underwriters”), for whom BNP Paribas, Citigroup Global Markets Limited and Merrill Lynch International are acting as representatives (the “Representatives”), the principal amount of its securities identified in Schedule I hereto (the “Securities”), to be issued under an indenture (the “Base Indenture”) dated as of June 16, 2014, between the Company and The Bank of New York Mellon, as trustee (the “Trustee”), as supplemented by the third supplemental indenture (the “Supplemental Indenture” and the Base Indenture as supplemented by the Supplemental Indenture, the “Indenture”) to be dated as of the Closing Date (as defined below), between the Company, the Trustee, and The Bank of New York Mellon, London Branch, as paying agent (the “Paying Agent”).  Certain terms used herein are defined in Section 25 hereof.

The Company has prepared and filed a preliminary short form base shelf prospectus, dated March 28, 2014, and a final short form base shelf prospectus, dated April 9, 2014 (the “Canadian Base Prospectus”), in respect of $2,000,000,000 aggregate principal amount of senior debt securities, with the Ontario Securities Commission (the “OSC”), and has been issued a preliminary receipt by the OSC for such preliminary short form base shelf prospectus and a final receipt by the OSC for such final short form base shelf prospectus.  The term “Ontario Securities Law” means the securities laws in the province of Ontario and the respective rules and regulations under such laws, together with the applicable published policy statements and applicable notices and blanket orders or rulings of the OSC, including National Instrument 44-101 Short Form Prospectus Distributions (“NI 44-101”) and Companion Policy 44-101CP and National Instrument 44-102 Shelf Distributions and Companion Policy 44-102CP (collectively, the “Shelf Procedures”).  The OSC is the securities regulatory authority regulating the offering of the Securities.  The term “Canadian Final Prospectus” means the final prospectus supplement relating to the offering of the Securities first filed with the OSC after the Applicable Time, together with the Canadian Base Prospectus, including all documents incorporated therein by reference.  A preliminary prospectus supplement was filed with the OSC on November 17, 2015.  The term “Canadian Preliminary Prospectus” means the preliminary prospectus supplement relating to the offering of the Securities filed with the OSC, together with the Canadian Base Prospectus, including all documents incorporated therein by reference.

The Company has also filed with the United States Securities and Exchange Commission (the “SEC”) a registration statement on Form F-10 (File No. 333-194892), as amended by Amendment No. 1 to the Form F-10, providing for the registration of $2,000,000,000 aggregate principal amount of senior debt securities, including the Securities, under the Securities Act.  Such registration statement and any post-effective amendment thereto, in each case including the Canadian Base Prospectus (with such deletions therefrom and additions thereto as are permitted or required by Form F-10 and the applicable rules and regulations of the SEC) each in the form heretofore delivered or to be delivered to the Underwriters, including exhibits to such registration statement and all documents incorporated by reference in the prospectus contained therein, have become effective pursuant to Rule 467.  The various parts of such registration statement including all exhibits thereto and the documents incorporated by reference in the prospectus contained in the registration statement at the time such part of the registration statement became effective, each as amended at the time such part of the registration statement became effective and including any post-effective amendment thereto, and including any prospectus supplement relating to the Securities that is filed with the SEC and deemed part of such registration statement, are hereinafter collectively called the “Registration Statement.”  The Canadian Base Prospectus (with such deletions therefrom and additions thereto as are permitted or required by Form F-10 and the applicable rules and regulations of the SEC) included in the Registration Statement shall be referred to herein as the “U.S. Base Prospectus.”  The U.S. Base Prospectus, as filed together with the preliminary prospectus supplement relating to the offering of the Securities filed with the SEC pursuant to General Instruction II.L of Form F-10, including all documents incorporated therein by reference, on November 17, 2015 is referred to herein as the “U.S. Preliminary Prospectus.”  The U.S. Base Prospectus, as filed together with the final prospectus supplement relating to the offering of the Securities first filed with the SEC pursuant to General Instruction II.L of Form F-10, including all documents incorporated therein by reference, after the Applicable Time is referred to herein as the “U.S. Final Prospectus.”

The Company has prepared and filed with the SEC an appointment of agent for service of process upon the Company on Form F-X in conjunction with the filing of the Registration Statement (the “Form F-X”).

The Company has caused the Trustee to prepare and file with the SEC a Statement of Eligibility and Qualification on Form T-1 (the “Form T-1”).

All references in this Agreement to financial statements and schedules and other documents and information which are “contained,” “included” or “stated” (or other references of like import) in the Registration Statement, the U.S. Base Prospectus, the U.S. Preliminary Prospectus, the U.S. Final Prospectus, the Canadian Base Prospectus, the Canadian Preliminary Prospectus or the Canadian Final Prospectus shall be deemed to mean and include all such financial statements and schedules and other documents and information which are incorporated by reference therein as of the date of such Registration Statement, U.S. Base Prospectus, U.S. Preliminary Prospectus, U.S. Final Prospectus, Canadian Base Prospectus, Canadian Preliminary Prospectus or Canadian Final Prospectus, as the case may be.  Any reference herein to the Registration Statement, the U.S. Base Prospectus, the U.S. Preliminary Prospectus, or the U.S. Final Prospectus shall be deemed to refer to and include the documents incorporated by reference therein pursuant to Item 4 of Form F-10 which were filed or furnished under the Exchange Act, on or before the Effective Date of the Registration Statement or the issue date of such U.S. Base Prospectus, U.S. Preliminary Prospectus or U.S. Final Prospectus and any reference to the Canadian Base Prospectus, the Canadian Preliminary Prospectus or the Canadian Final Prospectus shall be deemed to refer to and include the documents incorporated or deemed to be incorporated by reference therein pursuant to Ontario Securities Law on or before the date of such Canadian Base Prospectus, Canadian Preliminary Prospectus or Canadian Final Prospectus, as the case may be; and any reference herein to the terms “amend”, “amendment” or “supplement” with respect to the Registration Statement, the U.S. Base Prospectus, the U.S. Preliminary Prospectus, the U.S. Final Prospectus, the Canadian Base Prospectus, the Canadian Preliminary Prospectus or the Canadian Final Prospectus shall be deemed to refer to and include the filing of any document under the Exchange Act or Ontario Securities Law, as applicable, after the Effective Date of the Registration Statement or the issue date of the U.S. Base Prospectus, the U.S. Preliminary Prospectus, the U.S. Final Prospectus, the Canadian Base Prospectus, the Canadian Preliminary Prospectus or the Canadian Final Prospectus, as the case may be, that purports to amend or supplement any such document.

1.             Representations and Warranties.  The Company represents and warrants to, and agrees with, each Underwriter as set forth below in this Section 1.

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(a)           The Company meets the general eligibility requirements for use of Form F-10 under the Securities Act and is eligible to use the Shelf Procedures.  A receipt has been issued by the OSC in respect of the Canadian Base Prospectus and no order suspending the distribution of the Securities or ceasing the trading of any securities of the Company by any persons has been issued by the OSC or any court and no proceedings for that purpose are pending or, to the knowledge of the Company, are contemplated by the OSC, and any request on the part of the OSC for additional information in relation to the Canadian Base Prospectus has been complied with.  The Registration Statement, in the form delivered to the Representatives, has become effective under the Securities Act and no stop order suspending the effectiveness of the Registration Statement has been issued under the Securities Act and no proceedings for that purpose are pending or, to the knowledge of the Company, are contemplated by the SEC, and any request on the part of the SEC for additional information in relation to the Registration Statement has been complied with.

(b)           (i) At its date and on the Closing Date (as defined herein), each of the Canadian Base Prospectus, the Canadian Preliminary Prospectus and the Canadian Final Prospectus complied or will comply with Ontario Securities Law (including the Shelf Procedures); (ii) on the Effective Date, the U.S. Base Prospectus conformed to the Canadian Base Prospectus, and at its date and at the Closing Date, the U.S. Final Prospectus will conform to the Canadian Final Prospectus, except, in each case, for such deletions therefrom and additions thereto as are permitted or required by Form F-10 and the applicable rules and regulations of the SEC; (iii) on the Effective Date, the Registration Statement complied and, at the Closing Date, will comply, with the requirements of the Securities Act and the Trust Indenture Act; (iv) the Registration Statement, on the Effective Date, did not and will not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein not misleading; (v) the U.S. Final Prospectus, as of its date and as of the Closing Date, did not and will not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading; (vi) at its date and at the Closing Date, all information and statements (except information and statements relating solely to any of the Underwriters) contained in the Canadian Preliminary Prospectus or the Canadian Final Prospectus or any amendment or supplement thereto, as the case may be, are true and correct in all material respects at the time of delivery thereof and contain no misrepresentation and the Canadian Preliminary Prospectus, the Canadian Final Prospectus and any amendment or supplement thereto constitutes full, true and plain disclosure of all material facts relating to the Company and the Securities, as interpreted under Ontario Securities Law and no material fact or information has been omitted therefrom (except facts or information relating solely to any of the Underwriters) which is required under Ontario Securities Law to be stated in such disclosure or is necessary to make the statements or information contained in such disclosure not misleading in light of the circumstances under which they were made; (vii) on the Effective Date and on the Closing Date the Indenture did or will comply in all material respects with the applicable requirements of the Trust Indenture Act and the rules thereunder; (viii) (A) the Disclosure Package (as defined herein), and (B) each electronic road show, when taken together as a whole with the Disclosure Package, as of the Applicable Time, did not contain any untrue statement of a material fact or omit to state any material fact necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading; provided, however, that (1) the Company makes no representations or warranties as to that part of the Registration Statement which shall constitute the Statement of Eligibility and Qualification (Form T-1) under the Trust Indenture Act of the Trustee and (2) the representations and warranties contained in clauses (iii), (iv), (v), (vi) and (viii) above do not apply to statements or omissions made in reliance upon and in conformity with information furnished in writing to the Company by or on behalf of the Underwriters through the Representatives specifically for inclusion in the Registration Statement, the Canadian Preliminary Prospectus, the Canadian Final

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Prospectus, the Disclosure Package, the U.S. Preliminary Prospectus or the U.S. Final Prospectus, it being understood and agreed that the only such information furnished by or on behalf of any Underwriter consists of the information described as such in Section 8 hereof.

(c)           The documents incorporated or deemed to be incorporated by reference in the Registration Statement, the Canadian Preliminary Prospectus, the Canadian Final Prospectus, the U.S. Final Prospectus and the Disclosure Package, at the time they were or at the time they are hereafter filed with the SEC or the OSC complied and will comply in all material respects with the requirements of Ontario Securities Law and the Exchange Act.

(d)           The Canadian Base Prospectus, the Canadian Preliminary Prospectus, the Canadian Final Prospectus and any amendments or supplements thereto furnished to the Underwriters will be identical to the electronically transmitted copies thereof filed with the OSC in electronic format on the System for Electronic Document Analysis and Retrieval (“SEDAR”), except to the extent permitted by Ontario Securities Law.  The Registration Statement, the U.S. Preliminary Prospectus, any Issuer Free Writing Prospectus, the U.S. Final Prospectus and any amendments or supplements thereto furnished to the Underwriters will be identical to the electronically transmitted copies thereof filed with the SEC pursuant to its Electronic Data Gathering, Analysis and Retrieval system (“EDGAR”), except to the extent permitted by Regulation S-T.

(e)           Each Issuer Free Writing Prospectus and the final term sheet prepared and filed pursuant to Section 5(b) hereof does not include any information that conflicts with the information contained in the Registration Statement, including any document incorporated therein by reference and any prospectus supplement deemed to be a part thereof that has not been superseded or modified.  The foregoing sentence does not apply to statements in or omissions from any Issuer Free Writing Prospectus based upon and in conformity with written information furnished to the Company by any Underwriter through the Representatives specifically for use therein, it being understood and agreed that the only such information furnished by or on behalf of any Underwriter consists of the information described as such in Section 8 hereof.

(f)            The Company is subject to Section 13 or 15(d) of the Exchange Act.  The Company is a “reporting issuer” (or equivalent) in each province of Canada and is not in default in any material respect of any requirement under applicable Ontario Securities Law or the securities laws of any other province of Canada.

(g)           The Base Indenture has been duly qualified under the Trust Indenture Act and has been duly authorized, executed and delivered by the Company and constitutes a valid and binding agreement of the Company, enforceable against the Company in accordance with its terms, except as the enforcement thereof may be limited by applicable bankruptcy, reorganization, insolvency, moratorium or other laws affecting creditors’ rights generally from time to time in effect and to general principles of equity, including, without limitation, concepts of materiality, reasonableness, good faith and fair dealing, regardless of whether considered in a proceeding in equity or at law.

(h)           The Supplemental Indenture has been duly authorized and, on or before the Closing Date, will be duly executed and delivered by the Company and, when duly executed and delivered in accordance with its terms by the Company and the Trustee, will constitute a valid and binding agreement of the Company, enforceable against the Company in accordance with its terms, except as the enforcement thereof may be limited by applicable bankruptcy, reorganization, insolvency, moratorium or other laws affecting creditors’ rights generally from time to time in effect and to general principles of equity, including, without limitation, concepts of materiality,

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reasonableness, good faith and fair dealing, regardless of whether considered in a proceeding in equity or at law.

(i)            The Securities to be purchased by the Underwriters from the Company are in the form contemplated by the Indenture, have been duly authorized for issuance and sale pursuant to this Agreement and the Indenture and, at the Closing Date, will have been duly executed by the Company and, when authenticated in the manner provided for in the Indenture and delivered against payment of the purchase price therefor, will constitute valid and binding obligations of the Company, enforceable in accordance with their terms, except as the enforcement thereof may be limited by applicable bankruptcy, reorganization, insolvency, moratorium or other laws affecting creditors’ rights generally from time to time in effect and to general principles of equity, including, without limitation, concepts of materiality, reasonableness, good faith and fair dealing, regardless of whether considered in a proceeding in equity or at law, and the holders thereof will be entitled to the benefits of the Indenture.

(j)            The Company has been duly incorporated and is valid and subsisting as a corporation under the laws of Ontario with all requisite corporate power and authority to own or lease, as the case may be, and to operate, its properties and conduct its business as described in the Canadian Final Prospectus, the U.S. Final Prospectus, the Disclosure Package and the Registration Statement. The Company is duly registered to do business as an extra-provincial corporation or a foreign corporation and is in good standing under the laws of each such jurisdiction which requires such registration, except where the failure to be so registered and in good standing could not reasonably be expected to have a Material Adverse Effect.

(k)           Each of the Company’s subsidiaries that is a “significant subsidiary” (as such term is defined in Rule 1-02 of Regulation S-X) (each, a “Subsidiary”) (a) has been duly organized and is validly existing as a corporation, limited liability company or partnership, as applicable, in good standing under the laws of the jurisdiction in which each is organized, with requisite power and authority to own or lease, as the case may be, and to operate its respective properties and conduct its respective business as described in the Canadian Final Prospectus, the U.S. Final Prospectus, the Disclosure Package and the Registration Statement and (b) is duly qualified or registered to do business as an extra jurisdictional entity or a foreign entity and is in good standing under the laws of each jurisdiction which requires such qualification or registration, except, in the case of (b), where the failure to be so registered and in good standing could not reasonably be expected to have a Material Adverse Effect.

(l)            The Company has an authorized capitalization as set forth in the Canadian Final Prospectus, the U.S. Final Prospectus, the Disclosure Package and the Registration Statement and all the issued shares of the Company have been duly and validly authorized and issued and are fully paid and non-assessable; and all the outstanding shares of capital stock, or other ownership interests, of each Subsidiary of the Company have been duly and validly authorized and issued and are fully paid and nonassessable, as applicable, and except as otherwise set forth in the Canadian Final Prospectus, the U.S. Final Prospectus, the Disclosure Package and the Registration Statement, all outstanding shares of capital stock, or other ownership interests, of the Subsidiaries are owned by the Company either directly or through wholly owned subsidiaries free and clear of any perfected security interest or any other security interests, claims, liens or encumbrances.

(m)          There is no franchise, contract, agreement or other document of a character required to be described in the Registration Statement, Canadian Final Prospectus, U.S. Final Prospectus or Disclosure Package, or to be filed as an exhibit thereto, which is not described or filed as required (and the Canadian Preliminary Prospectus and the U.S. Preliminary Prospectus

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contain in all material respects the same description of the foregoing matters contained in the Canadian Final Prospectus and the U.S. Final Prospectus, respectively); and the statements in the Canadian Final Prospectus, the U.S. Final Prospectus, the Disclosure Package and the Registration Statement under the headings “Description of the Debt Securities”, “Description of the Notes”, “Material U.S. Federal Income Tax Considerations”, “Material Canadian Income Tax Considerations”, “Legal Proceedings”, “Description of the Business—Environmental Matters” and “Description of the Business—Intellectual Property” insofar as such statements summarize legal matters, agreements, documents or proceedings discussed therein, are accurate and fair summaries in all material respects of such legal matters, agreements, documents or proceedings.

(n)           The Company has full corporate power and authority to execute, deliver and perform its obligations under this Agreement and this Agreement has been duly authorized, executed and delivered by the Company.

(o)           The Company is not and, after giving effect to the offering and sale of the Securities and the application of the proceeds thereof as described in the Canadian Final Prospectus, the U.S. Final Prospectus, the Disclosure Package and the Registration Statement, will not be an “investment company” as defined in the Investment Company Act of 1940, as amended, and the rules and regulations of the SEC promulgated thereunder.

(p)           No consent, approval, authorization, filing with or order of any court or governmental agency or body is required in connection with the transactions contemplated herein except such as have been obtained under the Securities Act, Ontario Securities Law and the Trust Indenture Act or as may be required under the blue sky laws of any jurisdiction in connection with the purchase and distribution of the Securities by the Underwriters in the manner contemplated herein and in the Canadian Final Prospectus, the U.S. Final Prospectus, the Disclosure Package and the Registration Statement, other than the filing of any required reports of exempt distribution in respect of sales of the Securities in Canada.

(q)           Neither the issue and sale of the Securities nor the consummation of any other of the transactions herein contemplated nor the fulfillment of the terms hereof will conflict with, result in a breach or violation of, and do not and will not create a state of facts which, after notice or lapse of time or both, will conflict with or result in a breach of or default under, or imposition of any lien, charge or encumbrance upon any property or assets of the Company or any of its subsidiaries pursuant to, (i) the restated articles of incorporation or by-laws of the Company or any of its subsidiaries, (ii) the terms of any indenture, contract, lease, mortgage, deed of trust, note agreement, loan agreement or other agreement, obligation, condition, covenant or instrument to which the Company or any of its subsidiaries is a party or bound or to which its or their property is subject except for any such conflicts, breaches, violations, defaults, liens, charges or encumbrances that could not reasonably be expected to have a Material Adverse Effect, or (iii) any statute, law, rule, regulation, judgment, order or decree applicable to the Company or any of its subsidiaries of any court, regulatory body, administrative agency, governmental body, arbitrator or other authority having jurisdiction over the Company or any of its subsidiaries or any of its or their properties.

(r)            The consolidated historical financial statements of the Company and its consolidated subsidiaries included or incorporated by reference in the Canadian Final Prospectus, the U.S. Final Prospectus, the Registration Statement and the Disclosure Package present fairly the financial condition, results of operations and cash flows of the Company as of the dates and for the periods indicated and comply as to form in all material respects with the applicable accounting requirements of Ontario Securities Law and Form F-10 under the Securities Act and have been prepared in conformity with U.S. generally accepted accounting principles applied on a consistent

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basis throughout the periods involved (except as otherwise noted therein).  The selected financial data set forth under the caption “Summary—Selected Consolidated Financial Data” in the Canadian Final Prospectus, the U.S. Final Prospectus, the Registration Statement and the Disclosure Package fairly present, on the basis stated in the Canadian Final Prospectus, the U.S. Final Prospectus, the Registration Statement and the Disclosure Package, the information included therein

(s)            No action, suit or proceeding by or before any court or governmental agency, authority or body or any arbitrator involving the Company or any of its subsidiaries or its or their property is pending or, to the best knowledge of the Company, threatened that could reasonably be expected, individually or in the aggregate, to have a Material Adverse Effect or have a material adverse effect on the performance by the Company of its obligations under this Agreement or the consummation of any of the transactions contemplated hereby, except as set forth in or contemplated in the Canadian Final Prospectus, the U.S. Final Prospectus, the Disclosure Package and the Registration Statement.

(t)            Except as disclosed in the Canadian Final Prospectus, the U.S. Final Prospectus, the Disclosure Package and the Registration Statement or as would not be material to the Company and its subsidiaries considered as one enterprise, each of the Company and each of its subsidiaries have good and marketable title to all real properties and all other properties and assets owned by them as are necessary to the conduct of its operations as described in the Canadian Final Prospectus, the U.S. Final Prospectus, the Disclosure Package and the Registration Statement, in each case free from liens, charges, encumbrances and defects that would materially affect the value thereof or materially interfere with the use made or to be made thereof by them; and except as disclosed in the Canadian Final Prospectus, the U.S. Final Prospectus, the Disclosure Package and the Registration Statement or as would not be material to the Company and its subsidiaries considered as one enterprise, the Company and each of its subsidiaries hold any leased real or personal property as are necessary to the conduct of its operations as described in the Canadian Final Prospectus, the U.S. Final Prospectus, the Disclosure Package and the Registration Statement under valid and enforceable leases with no terms or provisions that would materially interfere with the use made or to be made thereof by them and no defaults exist thereunder.

(u)           Neither the Company nor any subsidiary is in violation or default of (i) any provision of its charter, bylaws or other constating documents, (ii) the terms of any indenture, contract, lease, mortgage, deed of trust, note agreement, loan agreement or other agreement, obligation, condition, covenant or instrument to which it is a party or bound or to which its property is subject, or (iii) any statute, law, rule, regulation, judgment, order or decree of any court, regulatory body, administrative agency, governmental body, arbitrator or other authority having jurisdiction over the Company or such subsidiary or any of its properties, as applicable, except, in the case of (i), as it relates to subsidiaries (other than any Subsidiary) of the Company, (ii) and (iii), where such violation or default would not reasonably be expected to have a Material Adverse Effect.

(v)           Ernst & Young LLP, who have certified certain financial statements of the Company and its consolidated subsidiaries and delivered their report with respect to the audited consolidated financial statements and schedules included in and incorporated by reference in the Canadian Final Prospectus, the U.S. Final Prospectus, the Disclosure Package and the Registration Statement, are independent public accountants with respect to the Company within the meaning of the Securities Act.

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(w)          Deloitte LLP, who have reviewed certain financial statements of the Company and its consolidated subsidiaries included in and incorporated by reference in the Canadian Final Prospectus, the U.S. Final Prospectus, the Disclosure Package and the Registration Statement, are independent public accountants with respect to the Company within the meaning of the Securities Act.

(x)           There are no transfer taxes or other similar fees or charges under U.S. or Canadian federal law or the laws of any state, province or any political subdivision thereof, required to be paid in connection with the execution and delivery of this Agreement or the issuance by the Company or sale by the Company of the Securities.

(y)           The Company has filed all tax returns that are required to be filed (except in any case in which the failure so to file could not reasonably be expected to have a Material Adverse Effect and except as set forth in or contemplated in the Canadian Final Prospectus, the U.S. Final Prospectus, the Disclosure Package and the Registration Statement) or has requested extensions thereof and has paid all taxes required to be paid by it and any other assessment, fine or penalty levied against it, to the extent that any of the foregoing is due and payable, except (i) for any such payment, tax assessment, fine or penalty that is currently being contested in good faith or as could not reasonably be expected to have a Material Adverse Effect and (ii) as set forth in or contemplated in the Canadian Final Prospectus, the U.S. Final Prospectus, the Disclosure Package and the Registration Statement (exclusive of any supplement thereto).

(z)           No labor problem or dispute with the employees of the Company or any of its subsidiaries exists or, to the knowledge of the Company, is threatened or imminent, and the Company is not aware of any existing or imminent labor disturbance by the employees of any of its or its subsidiaries’ principal suppliers, contractors or customers, in each case that could reasonably be expected to have a Material Adverse Effect, except as set forth in or contemplated in the Canadian Final Prospectus, the U.S. Final Prospectus, the Disclosure Package and the Registration Statement (exclusive of any supplement thereto).

(aa)         The Company and each of its subsidiaries are insured by insurers of recognized financial responsibility against such losses and risks and in such amounts as are prudent and customary in the businesses in which they are engaged; all policies of insurance and fidelity or surety bonds insuring the Company or any of its subsidiaries that are material to the Company and its subsidiaries considered as one enterprise are in full force and effect; the Company and its subsidiaries are in compliance with the terms of such policies and instruments in all material respects; and there are no material claims by the Company or any of its subsidiaries under any such policy or instrument as to which any insurance company is denying liability or defending under a reservation of rights clause; neither the Company nor any such subsidiary has been refused any insurance coverage sought or applied for that would be material to the Company and its subsidiaries considered as one enterprise; and neither the Company nor any such subsidiary has any reason to believe that it will not be able to renew all material existing insurance coverage as and when such coverage expires or to obtain similar coverage from similar insurers as may be necessary to continue its business at a cost that could not reasonably be expected to have a Material Adverse Effect, except as set forth in or contemplated in the Canadian Final Prospectus, the U.S. Final Prospectus, the Disclosure Package and the Registration Statement (exclusive of any supplement thereto).

(bb)         Except as could not reasonably be expected to have a material adverse effect on the ability of the Company to perform its obligations under this Agreement, the transactions contemplated herein, the Indenture and the Securities, no subsidiary of the Company is currently

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prohibited, directly or indirectly, from paying any dividends to the Company, from making any other distribution on such subsidiary’s capital stock, from repaying to the Company any loans or advances to such subsidiary from the Company or from transferring any of such subsidiary’s property or assets to the Company or any other subsidiary of the Company, except as described in or contemplated by the Canadian Final Prospectus, the U.S. Final Prospectus, the Disclosure Package and the Registration Statement (exclusive of any supplement thereto).

(cc)         Except as could not reasonably be expected to have a Material Adverse Effect, the Company and its subsidiaries possess all licenses, certificates, permits and other authorizations issued by all applicable foreign, federal, provincial, state, municipal or local authorities necessary to conduct their respective businesses, and neither the Company nor any such subsidiary has received any notice of proceedings relating to the revocation or modification of any such license, certificate, authorization or permit which, singly or in the aggregate, if the subject of an unfavorable decision, ruling or finding, could reasonably be expected to have a Material Adverse Effect, except as set forth in or contemplated in the Canadian Final Prospectus, the U.S. Final Prospectus, the Disclosure Package and the Registration Statement (exclusive of any supplement thereto).

(dd)         The Company and each of its subsidiaries maintain a system of internal accounting controls sufficient to provide reasonable assurance that (i) transactions are executed in accordance with management’s general or specific authorizations; (ii) transactions are recorded as necessary to permit preparation of financial statements in conformity with generally accepted accounting principles and to maintain asset accountability; (iii) access to assets is permitted only in accordance with management’s general or specific authorization; and (iv) the recorded accountability for assets is compared with the existing assets at reasonable intervals and appropriate action is taken with respect to any differences. The Company and its subsidiaries’ internal controls over financial reporting are effective and the Company and its subsidiaries are not aware of any material weakness in their internal controls over financial reporting.

(ee)         The Company and its subsidiaries maintain “disclosure controls and procedures” (as such term is defined in Rule 13a-15(e) under the Exchange Act); such disclosure controls and procedures  comply with the requirements of Ontario Securities Law and the Exchange Act and are designed to ensure that material information relating to the Company, including its consolidated subsidiaries, is made known to the Company’s Chief Executive Officer and its Chief Financial Officer by others within those entities, and such disclosure controls and procedures are effective to perform the functions for which they were established.

(ff)  The Company has not taken, directly or indirectly, any action designed to or that would constitute or that could reasonably be expected to cause or result in, under Ontario Securities Law or the Exchange Act or otherwise, stabilization or manipulation of the price of any security of the Company to facilitate the sale or resale of the Securities.

(gg)         The Company and its subsidiaries are (i) in compliance with any and all applicable foreign, federal, provincial, state, municipal and local laws and regulations relating to the protection of human health and safety, the environment or hazardous or toxic substances or wastes, pollutants or contaminants (“Environmental Laws”), (ii) have received and are in compliance with all permits, licenses or other approvals required of them under applicable Environmental Laws to conduct their respective businesses and (iii) have not received notice of any actual or potential liability under any environmental law, except where such non-compliance with Environmental Laws, failure to receive or be in compliance with required permits, licenses or other approvals, or liability could not, individually or in the aggregate, reasonably be expected to have a Material

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Adverse Effect, except as set forth in or contemplated in the Canadian Final Prospectus, the U.S. Final Prospectus, the Disclosure Package and the Registration Statement.  Except as set forth in the Canadian Final Prospectus, the U.S. Final Prospectus, the Disclosure Package and the Registration Statement, neither the Company nor any of the subsidiaries has been named as a “potentially responsible party” under the Comprehensive Environmental Response, Compensation, and Liability Act of 1980, as amended.

(hh) In the ordinary course of its business, the Company periodically reviews the effect of Environmental Laws on the business, operations and properties of the Company and its subsidiaries, in the course of which it identifies and evaluates associated costs and liabilities (including, without limitation, any capital or operating expenditures required for clean-up, closure of properties or compliance with Environmental Laws, or any permit, license or approval, any related constraints on operating activities and any potential liabilities to third parties).  On the basis of such review, the Company has reasonably concluded that such associated costs and liabilities could not, singly or in the aggregate, reasonably be expected to have a Material Adverse Effect, except as set forth in or contemplated in the Canadian Final Prospectus, the U.S. Final Prospectus, the Disclosure Package and the Registration Statement (exclusive of any supplement thereto).

(ii)   None of the following events has occurred or exists:  (i) except as could not reasonably be expected to have a Material Adverse Effect, a failure to fulfill the obligations, if any, under the minimum funding standards of Section 302 of the United States Employee Retirement Income Security Act of 1974, as amended (“ERISA”), and the regulations and published interpretations thereunder with respect to a Plan, determined without regard to any waiver of such obligations or extension of any amortization period; (ii) an audit or investigation by the Internal Revenue Service, the U.S. Department of Labor, the Pension Benefit Guaranty Corporation or any other federal or state governmental agency or any foreign regulatory agency with respect to the employment or compensation of employees by any of the Company or any of its subsidiaries that could reasonably be expected to have a Material Adverse Effect; or (iii) any breach of any contractual obligation, or any violation of law or applicable qualification standards, with respect to the employment or compensation of employees by the Company or any of its subsidiaries that could reasonably be expected to have a Material Adverse Effect.  None of the following events has occurred or is reasonably likely to occur:  (i) a material increase in the aggregate amount of contributions required to be made to all Plans in the current fiscal year of the Company and its subsidiaries compared to the amount of such contributions made in the most recently completed fiscal year of the Company and its subsidiaries; (ii) a material increase in the “accumulated post-retirement benefit obligations” (within the meaning of Statement of Financial Accounting Standards 106) of the Company and its subsidiaries compared to the amount of such obligations in the most recently completed fiscal year of the Company and its subsidiaries; (iii) any event or condition giving rise to a liability under Title IV of ERISA that could reasonably be expected to have a Material Adverse Effect; or (iv) the filing of a claim by one or more employees or former employees of the Company or any of its subsidiaries related to their employment that could reasonably be expected to have a Material Adverse Effect.  For purposes of this paragraph, the term “Plan” means a plan (within the meaning of Section 3(3) of ERISA) subject to Title IV of ERISA with respect to which the Company or any of its subsidiaries may have any liability. All contributions or premiums required to be made or paid by any of the Company or its subsidiaries to any Canadian pension or other Canadian employee benefit plan have been made on a timely basis in accordance with the terms of such plans and all applicable laws and each such Canadian pension plan or Canadian benefit plan is fully funded on a solvency basis and going concern basis (using actuarial methods and assumptions which are consistent with the valuations last filed with the applicable governmental authorities and which are consistent with generally accepted accounting principles, except in each case where the failure to make such payment or to be so funded would not have a Material Adverse Effect.  All

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material obligations of each of the Company and its subsidiaries required to be performed in connection with any Canadian pension plans and the funding agreements therefor have been performed on a timely basis.  None of the Company or its subsidiaries has ever sponsored, administered, maintained, contributed to or participated in any Canadian employee benefit plan which contains a “defined benefit provision,” as defined in subsection 147.1(1) of the Income Tax Act (Canada).

(jj)           There is and has been no failure on the part of the Company and any of the Company’s directors or officers, in their capacities as such, to comply with any provision of the Sarbanes-Oxley Act of 2002 and the rules and regulations promulgated in connection therewith (the “Sarbanes-Oxley Act”), including Section 402 relating to loans and Sections 302 and 906 relating to certifications.

(kk) To the knowledge of the Company, neither the Company nor any of its subsidiaries nor any director, officer, agent, employee or affiliate of the Company or any of its subsidiaries is aware of or has taken any action, directly or indirectly, that would result in a violation by such persons of the Foreign Corrupt Practices Act of 1977, as amended, and the rules and regulations thereunder (the “FCPA”), the U.K. Bribery Act 2010 (the “Bribery Act”), the Corruption of Foreign Public Officials Act (Canada) (the “CFPOA”) or the OECD Convention on Combating Bribery of Foreign Public Officials in International Business Transactions (the “OECD Convention”) or other applicable anti-corruption law, including, without limitation, making use of the mails or any means or instrumentality of interstate commerce corruptly in furtherance of an offer, payment, promise to pay or authorization of the payment of any money, or other property, gift, promise to give, or authorization of the giving of anything of value to any “foreign official” (as such term is defined in the FCPA) or any foreign political party or official thereof or any candidate for foreign political office, in contravention of the FCPA, the Bribery Act, the CFPOA or the OECD Convention or other applicable anti-corruption law; and, to the knowledge of the Company, the Company, its subsidiaries and its affiliates have conducted their businesses in compliance with the FCPA, the Bribery Act, the CFPOA and the OECD Convention or other applicable anti-corruption law.  The Company, its subsidiaries and, to the knowledge of the Company, its affiliates, have instituted and maintain policies and procedures designed to ensure, and which are reasonably expected to continue to ensure, continued compliance therewith.  No part of the proceeds of the offering will be used, directly or indirectly, in violation of the FCPA, the Bribery Act, the CFPOA or the OECD Convention or other applicable anti-corruption law.

(ll)   To the knowledge of the Company, the operations of the Company and its subsidiaries are and have been conducted at all times in compliance with applicable financial recordkeeping and reporting requirements of the Currency and Foreign Transactions Reporting Act of 1970, as amended, the Proceeds of Crime Money (Money Laundering) Act (Canada), the Money Laundering Regulations 2007 in the United Kingdom, Directive 2005/60/EC in the European Union and the money laundering statutes of all applicable jurisdictions, the rules and regulations thereunder and any related or similar rules, regulations or guidelines issued, administered or enforced by any governmental agency to which the Company and its subsidiaries are subject (collectively, the “Money Laundering Laws”) and, no action, suit or proceeding by or before any court or governmental agency, authority or body or any arbitrator involving the Company or any of its subsidiaries with respect to the Money Laundering Laws is pending or, to the best knowledge of the Company, threatened.

(mm)      Neither the Company nor any of its subsidiaries nor, to the knowledge of the Company, any director, officer, agent, employee or affiliate of the Company or any of its subsidiaries (i) is currently subject to any sanctions administered or imposed by the United States

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(including any administered or enforced by the Office of Foreign Assets Control of the U.S. Treasury Department (“OFAC”), the U.S. Department of State or the Bureau of Industry and Security of the U.S. Department of Commerce), the United Nations Security Council (“UNSC”), the European Union (“EU”), Her Majesty’s Treasury (“HMT”) or by the Financial Transactions Reports Analysis Centre of Canada (“FINTRAC”) or (ii) will, directly or indirectly, use the proceeds of this offering, or lend, contribute or otherwise make available such proceeds to any subsidiary, joint venture partner or other person in any manner that will result in a violation of any economic sanctions imposed by the United States (including any administered or enforced by OFAC, the U.S. Department of State, or the Bureau of Industry and Security of the U.S. Department of Commerce), the UNSC, the EU, or the United Kingdom (including sanctions administered or controlled by HMT) (collectively, “Sanctions” and such persons, “Sanction Persons”) by, or could result in the imposition of Sanctions against, any person (including any person participating in the offering, whether as underwriter, advisor, investor or otherwise).

(nn)         Neither the Company nor any of its subsidiaries nor, to the knowledge of the Company, any director, officer, agent, employee or affiliate of the Company or any of its subsidiaries, is a person that is, or is 50% or more owned or otherwise controlled by a person that is: (i) the subject of any Sanctions; or (ii) located, organized or resident in a country or territory that is, or whose government is, the subject of Sanctions that broadly prohibit dealings with that country or territory (currently, Burma/Myanmar, Cuba, Crimea, Iran, Libya, North Korea, Sudan, and Syria) (collectively, “Sanctioned Countries” and each, a “Sanctioned Country”).

(oo)         Except as has been disclosed to the Underwriters or is not material to the analysis under any Sanctions, neither the Company nor any of its subsidiaries has engaged in any dealings or transactions with or for the benefit of a Sanctioned Person, or with or in a Sanctioned Country, in the preceding 3 years, nor does the Company or any of its subsidiaries have any plans to increase its dealings or transactions with Sanctioned Persons, or with or in Sanctioned Countries.

(pp)         The Company and its subsidiaries own, possess, license or have other rights to use, on reasonable terms, all patents, patent applications, trade and service marks, trade and service mark registrations, trade names, copyrights, licenses, inventions, trade secrets, technology, know-how and other intellectual property (collectively, the “Intellectual Property”) necessary for the conduct of the Company’s business as now conducted or as proposed in each case as described in the Canadian Final Prospectus, the U.S. Final Prospectus, the Disclosure Package and the Registration Statement to be conducted, except as could not reasonably be expected to have a Material Adverse Effect,.  Except as set forth in the Canadian Preliminary Prospectus, the U.S. Preliminary Prospectus, the Canadian Final Prospectus, the U.S. Final Prospectus, the Disclosure Package and the Registration Statement or as could not reasonably be expected to have a Material Adverse Effect (a) there are no rights of third parties to any such Intellectual Property; (b) there is no material infringement by third parties of any such Intellectual Property; (c) there is no pending or threatened action, suit, proceeding or claim by others challenging the Company’s rights in or to any such Intellectual Property, and the Company is unaware of any facts which would form a reasonable basis for any such claim; (d) there is no pending or threatened action, suit, proceeding or claim by others challenging the validity or scope of any such Intellectual Property, and the Company is unaware of any facts which would form a reasonable basis for any such claim; (e) there is no pending or threatened action, suit, proceeding or claim by others that the Company infringes or otherwise violates any patent, trademark, copyright, trade secret or other proprietary rights of others, and the Company is unaware of any other fact which would form a reasonable basis for any such claim; (f) there is no U.S. or Canadian patent or published U.S. or Canadian patent application which contains claims that dominate or may dominate any Intellectual Property described in the Canadian Final Prospectus, the U.S. Final Prospectus, the Disclosure Package and the Registration

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Statement as being owned by or licensed to the Company or that interferes with the issued or pending claims of any such Intellectual Property; and (g) there is no prior act of which the Company is aware that may render any U.S. or Canadian patent held by the Company invalid or any U.S. or Canadian patent application held by the Company unpatentable which has not been disclosed to the U.S. Patent and Trademark Office or the Canadian Intellectual Property Office.

(qq)     Except as disclosed in the Canadian Final Prospectus, the U.S. Final Prospectus, the Disclosure Package and the Registration Statement, the Company (i) does not have any material lending or other relationship with any bank or lending affiliate of any of the Underwriters and (ii) does not intend to use any of the proceeds from the sale of the Securities hereunder to repay any outstanding debt owed to any affiliate of any of the Underwriters.

(rr)   Neither the Company nor any of its subsidiaries nor any of its or their properties or assets has any immunity from the jurisdiction of any court or from any legal process (whether through service or notice, attachment prior to judgment, attachment in aid of execution or otherwise) under the laws of any jurisdiction in which it has been incorporated or in which any of its property or assets are held.

(ss)          Except as disclosed in the Registration Statement, the Canadian Final Prospectus, the U.S. Final Prospectus and the Disclosure Package, since the date of the most recent audited financial statements included or incorporated by reference in the Canadian Final Prospectus, the U.S. Final Prospectus, the Disclosure Package and the Registration Statement (exclusive of any supplement thereto), there has been no Material Adverse Effect, except as set forth or incorporated in or contemplated in the Canadian Final Prospectus, the U.S. Final Prospectus, the Disclosure Package and the Registration Statement (exclusive of any supplement thereto).

(tt)           Except as disclosed in the Canadian Final Prospectus, the U.S. Final Prospectus, the Disclosure Package and the Registration Statement, there are no contracts, agreements or understandings between the Company and any person with respect to the offering of the Securities that would give rise to a valid claim against the Company or any Underwriter for a brokerage commission, finder’s fee or other like payment.

(uu)         Except as disclosed in the Canadian Final Prospectus, the U.S. Final Prospectus, the Disclosure Package and the Registration Statement, no acquisition has been made by the Company during its three most recently completed fiscal years that would be a significant acquisition for the purposes of Ontario Securities Law, and no proposed acquisition by the Company has progressed to a state where a reasonable person would believe that the likelihood of the Company completing the acquisition is high and that, if completed by the Company at the date of the Canadian Final Prospectus, the U.S. Final Prospectus, the Disclosure Package and the Registration Statement, would be a significant acquisition for the purposes of Ontario Securities Law, in each case, that would require the prescribed disclosure in the Canadian Final Prospectus, the U.S. Final Prospectus, the Disclosure Package and the Registration Statement pursuant to such laws.

(vv)         Other than that certain credit agreement dated July 8, 2011 among the Company and the several other borrowers named therein, the several financial institutions named therein as lenders and The Bank of Nova Scotia as administrative agent, as amended on June 20, 2013, May 16, 2014 and April 24, 2015 and that certain indenture dated June 16, 2014 among the Company and The Bank of New York Mellon as trustee, the first supplemental indenture thereto dated June 16, 2014 relating to the issue of 3.625% Senior Notes due 2024 and the second supplemental indenture thereto dated September 23, 2015 relating to the issue of 4.150% Senior Notes due 2025,

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there are no other indentures, loan or credit agreements, notes, contracts, leases, agreements or other instrument to which the Company or any subsidiary of the Company is a party or by which it or any of them may be bound or to which any of the property or assets of the Company or any such subsidiary is subject which are material to the Company and its subsidiaries considered as one enterprise.

Any certificate signed by any officer of the Company and delivered to the Representatives or counsel for the Underwriters in connection with the offering of the Securities shall be deemed a representation and warranty by the Company, as to matters covered thereby, to each Underwriter.

2.             Purchase and Sale.  Subject to the terms and conditions and in reliance upon the representations and warranties herein set forth, the Company agrees to sell to each Underwriter, and each Underwriter agrees, severally and not jointly, to purchase from the Company, at the purchase price set forth in Schedule I hereto the principal amount of the Securities set forth opposite such Underwriter’s name in Schedule II hereto.

3.             Delivery and Payment.  Delivery of and payment for the Securities shall be made on the date and at the time specified in Schedule I hereto or at such time on such later date not more than three Business Days after the foregoing date as the Representatives shall designate, which date and time may be postponed by agreement between the Representatives and the Company or as provided in Section 9 hereof (such date and time of delivery and payment for the Securities being herein called the “Closing Date”).  Delivery of the Securities shall be made to the Representatives for the respective accounts of the several Underwriters against payment by the several Underwriters through the Representatives of the purchase price thereof to or upon the order of the Company in funds in euro by wire transfer payable in same-day funds through a common depositary to an account specified by the Company.  Delivery of the Securities shall be made through the facilities of Clearstream Banking, société anonyme (“Clearstream”) and Euroclear Bank SA/NV (“Euroclear”) unless the Representatives shall otherwise instruct.

4.             Offering by Underwriters.  It is understood that the several Underwriters propose to offer the Securities for sale to the public as set forth in the U.S. Final Prospectus.

5.             Agreements.  The Company agrees with the several Underwriters that:

(a)           Prior to the termination of the offering of the Securities, the Company will not file any amendment of the Registration Statement, the Canadian Base Prospectus, the U.S. Base Prospectus, the Canadian Preliminary Prospectus, the U.S. Preliminary Prospectus, the Canadian Final Prospectus or the U.S. Final Prospectus, or any amended Canadian Base Prospectus, U.S. Base Prospectus, Canadian Preliminary Prospectus, U.S. Preliminary Prospectus, Canadian Final Prospectus or U.S. Final Prospectus unless the Company has furnished you a copy for your review prior to filing and will not file any such proposed amendment or supplement to which you reasonably object.  The Company will cause the Canadian Final Prospectus and the U.S. Final Prospectus, properly completed, and any supplement thereto to be filed in a form approved by the Representatives and shall file (i) such Canadian Final Prospectus with the OSC in accordance with the Shelf Procedures and (ii) such U.S. Final Prospectus with the SEC pursuant to General Instruction II.L of Form F-10 not later than the SEC’s close of business on the Business Day following the date of the filing thereof with the OSC.  The Company will promptly file all reports required to be filed by it with the OSC pursuant to Ontario Securities Law and the SEC pursuant to Section 13(a), 13(c) or 15(d) of the Exchange Act for so long as the delivery of a prospectus (or in lieu thereof, a notice referred to in Rule 173(a)) is required under the Securities Act in connection with the offering or sale of the Securities. During such same period, the Company will advise the Representatives, promptly after it receives notice thereof, (i) of the time when any amendment to

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the Canadian Final Prospectus has been filed or receipted, (ii) when any amendment to the Registration Statement has been filed or becomes effective or any supplement to the Canadian Base Prospectus or any amended Canadian Final Prospectus or U.S. Final Prospectus has been filed with the OSC or the SEC, (iii) of the issuance by the OSC (or other Canadian securities regulatory authorities) or the SEC of any stop order or cease trade order or of any order preventing or suspending the use of any prospectus relating to the Securities, (iv) of the suspension of the qualification of such Securities for offering or sale in any jurisdiction, (v) of the initiation or threatening of any proceeding for any such purpose, or (vi) of any request by the OSC or the SEC for the amending or supplementing of the Registration Statement, the Canadian Final Prospectus or the U.S. Final Prospectus or for additional information relating to the Securities. The Company will use its reasonable efforts to prevent the issuance of any such stop order or cease trade order or any such order preventing or suspending the use of any prospectus relating to the Securities or the suspension of any such qualification and, in the event of the issuance of any such stop order or cease trade order or of any such order preventing or suspending the use of any prospectus relating to the Securities or suspending any such qualification, to use its reasonable efforts to obtain as soon as possible the withdrawal of such order.

(b)           The Company will prepare a final term sheet, containing solely a description of final terms of the Securities and the offering thereof, in the form approved by the Representatives and attached as Schedule IV hereto and will file such term sheet pursuant to Rule 433(d) within the time required by such Rule.

(c)           During the period from the date hereof until completion of the distribution of the Securities, the Company shall promptly notify the Representatives in writing of:

(i)            any change (actual, anticipated, contemplated or threatened, financial or otherwise) in the business, affairs, operations, assets, liabilities (contingent or otherwise), prospects or capital of the Company and the Company subsidiaries on  a consolidated basis;

(ii)           any material fact that has arisen or has been discovered which would have been required to have been stated in any Canadian Preliminary Prospectus, the Canadian Final Prospectus, the U.S. Final Prospectus or the Disclosure Package, each as then amended or supplemented, had the fact arisen or been discovered on, or prior to, the date of the Canadian Preliminary Prospectus, the Canadian Final Prospectus, the U.S. Final Prospectus or the Disclosure Package, as the case may be; and

(iii)          any change in any material fact (which for the purposes of this Agreement shall be deemed to include the disclosure of any previously undisclosed material fact) in any Canadian Preliminary Prospectus, the Canadian Final Prospectus, the U.S. Final Prospectus or the Disclosure Package, or the existence of any new material fact, which change or new material fact is, or may be, of such a nature as:

(i)            to render the Canadian Preliminary Prospectus, the Canadian Final Prospectus, the U.S. Final Prospectus or the Disclosure Package, as they exist taken together in their entirety immediately prior to such change or material fact, misleading or untrue or would result in any of such documents, as they exist taken together in their entirety immediately prior to such change or material fact, containing a misrepresentation;

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(ii)           to cause the Canadian Preliminary Prospectus, the Canadian Final Prospectus, the U.S. Final Prospectus or the Disclosure Package, each as then supplemented, to include any untrue statement of a material fact or omit to state any material fact necessary to make the statements therein in the light of the circumstances under which they were made at such time not misleading;

(iii)          to make it necessary to amend the Registration Statement, file a new registration statement or supplement the Canadian Final Prospectus, the U.S. Final Prospectus or the Disclosure Package to comply with the Securities Act or the Exchange Act, or the respective rules thereunder, including in connection with use or delivery of the Canadian Final Prospectus or the U.S. Final Prospectus;

(iv)          would result in the Canadian Preliminary Prospectus, the Canadian Final Prospectus, the U.S. Final Prospectus or the Disclosure Package, as they exist taken together in their entirety immediately prior to such change or material fact, not complying with any Ontario Securities Law; or

(v)           could reasonably be expected to have a Material Adverse Effect.

The Company shall in good faith discuss with the Representatives any fact or change (actual, anticipated, contemplated or threatened, financial or otherwise) which is of such a nature that there is reasonable doubt as to whether notice in writing need be given to the Representatives pursuant to this Section. During the period from the date hereof until completion of the distribution of the Securities and at any time when a prospectus relating to the Securities is required to be delivered under the Securities Act (including in circumstances where such requirement may be satisfied pursuant to Rule 172), the Company shall promptly comply with all applicable filing and other requirements under the Securities Act and Ontario Securities Law arising as a result of any change, fact, event or circumstance referred to in this Section and shall promptly, and in any event within any time limit prescribed under the Securities Act  and applicable Ontario Securities Law, (i) prepare and file with the OSC and the SEC, subject to the second sentence of paragraph (a) of this Section 5, an amendment or supplement or new registration statement which will correct such statement or omission or effect such compliance, (ii) use its best efforts to have any amendment to the Registration Statement or new registration statement declared effective as soon as practicable in order to avoid any disruption in use of the Canadian Final Prospectus or U.S. Final Prospectus and (iii) thereafter supply any supplemented Canadian Final Prospectus, U.S. Final Prospectus and Disclosure Package to you in such quantities as you may reasonably request and shall comply with its obligations hereunder in respect thereof.

(d)           As soon as practicable, the Company will make generally available to its security holders and to the Representatives an earnings statement or statements of the Company and its subsidiaries which will satisfy the provisions of Section 11(a) of the Securities Act and Rule 158.

(e)           The Company will furnish to the Representatives and counsel for the Underwriters, without charge, signed copies of the Registration Statement (including exhibits thereto) and to each other Underwriter a copy of the Registration Statement (without exhibits thereto) and, so long as delivery of a prospectus by an Underwriter or dealer may be required by the Securities Act (including in circumstances where such requirement may be satisfied pursuant to Rule 172), as many copies of each Canadian Base Prospectus, U.S. Base Prospectus, Canadian Final Prospectus, U.S. Final Prospectus, and each Issuer Free Writing Prospectus and any supplement thereto as the Representatives may reasonably request.  The Company will pay the expenses of printing or other production of all documents relating to the offering.

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(f)            The Company will arrange, if necessary, for the qualification of the Securities for sale under the laws of such jurisdictions as the Representatives may designate and will maintain such qualifications in effect so long as required for the distribution of the Securities; provided that in no event shall the Company be obligated to qualify to do business in any jurisdiction where it is not now so qualified or to take any action that would subject it to service of process in suits, other than those arising out of the offering or sale of the Securities, in any jurisdiction where it is not now so subject; provided further that the Securities may not be offered in any jurisdiction other than the province of Ontario or the United States in a manner that would require the Company to comply with any registration, prospectus, continuous disclosure, filing or other similar requirements under the applicable securities laws of such jurisdiction, other than with respect to filing reports of exempt distribution with Canadian securities regulatory authorities.

(g)           The Company agrees that, unless it has or shall have obtained the prior written consent of the Representatives, and each Underwriter, severally and not jointly, agrees with the Company that, unless it has or shall have obtained, as the case may be, the prior written consent of the Company, it has not made and will not make any offer relating to the Securities that would constitute an Issuer Free Writing Prospectus or that would otherwise constitute a “free writing prospectus” (as defined in Rule 405) required to be filed by the Company with the SEC or retained by the Company under Rule 433, other than a free writing prospectus containing the information contained in the final term sheet prepared and filed pursuant to Section 5(b) hereto; provided that the prior written consent of the parties hereto shall be deemed to have been given in respect of the Free Writing Prospectuses included in Schedule III hereto and any electronic road show.  Any such free writing prospectus consented to by the Representatives or the Company is hereinafter referred to as a “Permitted Free Writing Prospectus.”  The Company agrees that (x) it has treated and will treat, as the case may be, each Permitted Free Writing Prospectus as an Issuer Free Writing Prospectus and (y) it has complied and will comply, as the case may be, with the requirements of Rules 164 and 433 applicable to any Permitted Free Writing Prospectus, including in respect of timely filing with the SEC, legending and record keeping.

(h)           The Company will not, without the prior written consent of the Representatives, offer, sell, contract to sell, pledge, or otherwise dispose of (or enter into any transaction which is designed to, or might reasonably be expected to, result in the disposition (whether by actual disposition or effective economic disposition due to cash settlement or otherwise) by the Company or any affiliate of the Company or any person in privity with the Company or any affiliate of the Company), directly or indirectly, including the filing (or participation in the filing) of a registration statement with the SEC in respect of, or establish or increase a put equivalent position or liquidate or decrease a call equivalent position within the meaning of Section 16 of the Exchange Act, any debt securities similar to the Securities issued or guaranteed by the Company (other than the Securities) or publicly announce an intention to effect any such transaction, until the Business Day set forth on Schedule I hereto.

(i)            The Company will not take, directly or indirectly, any action designed to or that would constitute or that might reasonably be expected to cause or result in, under Ontario Securities Law or the Exchange Act or otherwise, stabilization or manipulation of the price of any security of the Company to facilitate the sale or resale of the Securities.

(j)            The Company agrees to pay the costs and expenses relating to the following matters: (i) the preparation, printing or reproduction and filing with the SEC of the Registration Statement (including financial statements and exhibits thereto), the Form F-X, the Form T-1, each of the Canadian Base Prospectus, the U.S. Base Prospectus, the Canadian Preliminary Prospectus, the U.S. Preliminary Prospectus, the Canadian Final Prospectus, the U.S. Final Prospectus and each

17

Issuer Free Writing Prospectus, and each amendment or supplement to any of them; (ii) the printing (or reproduction) and delivery (including postage, air freight charges and charges for counting and packaging) of such copies of the Registration Statement, each of the Canadian Base Prospectus, the U.S. Base Prospectus, the Canadian Final Prospectus, the U.S. Final Prospectus and each Issuer Free Writing Prospectus, and all amendments or supplements to any of them, as may, in each case, be reasonably requested for use in connection with the offering and sale of the Securities; (iii) the preparation, printing, authentication, issuance and delivery of certificates for the Securities, including any stamp or transfer taxes in connection with the original issuance and sale of the Securities; (iv) the printing (or reproduction) and delivery of this Agreement, any blue sky memorandum and all other agreements or documents printed (or reproduced) and delivered in connection with the offering of the Securities; (v) the registration of the Securities under the Exchange Act and the listing of the Securities on the New York Stock Exchange; (vi) any registration or qualification of the Securities for offer and sale under the securities or blue sky laws of the several states (including filing fees and the reasonable fees and expenses of counsel for the Underwriters relating to such registration and qualification); (vii) any filings required to be made with the Financial Industry Regulatory Authority, Inc. and the OSC (including filing fees and the reasonable fees and expenses of counsel for the Underwriters relating to such filings); (viii) the transportation and other expenses incurred by or on behalf of Company representatives in connection with presentations to prospective purchasers of the Securities; (ix) the fees and expenses of the Company’s accountants and the fees and expenses of counsel (including local and special counsel) for the Company; and (x) all other costs and expenses incident to the performance by the Company of its obligations hereunder.

(k)           The Company agrees to use its commercially reasonable efforts to list, subject to notice of issuance if applicable, the Securities on the New York Stock Exchange for trading on such exchange as promptly as practicable after the date hereof.

(l)            The Company shall cooperate with the Representatives and use their commercially reasonable efforts to permit the Securities to be eligible for clearance and settlement through the facilities of Euroclear and Clearstream.

6.             Conditions to the Obligations of the Underwriters.  The obligations of the Underwriters to purchase the Securities shall be subject to the accuracy of the representations and warranties on the part of the Company contained herein as of the Execution Time and the Closing Date, to the accuracy of the statements of the Company made in any certificates pursuant to the provisions hereof, to the performance by the Company of its obligations hereunder and to the following additional conditions:

(a)           (i)  The Canadian Final Prospectus shall have been filed with the OSC under the Shelf Procedures, (ii) the U.S. Final Prospectus shall have been filed with the SEC pursuant to General Instruction II.L. of Form F-10 under the Securities Act and (iii) the final term sheet contemplated by Section 5(b) hereto, and any other material required to be filed by the Company in accordance with Rule 433(d), shall have been filed with the SEC, in each case, within the applicable time period in the manner prescribed for such filing and in accordance with Section 5(a) hereof; no stop order suspending the effectiveness of the Registration Statement or any part thereof shall have been issued and no cease trader order affecting the Securities and no other order preventing or suspending the use of any prospectus relating to the Securities shall have been issued and no proceeding for any such purpose shall have been initiated or threatened by the SEC or the OSC.

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(b)           The Company shall have requested and caused Sidley Austin LLP, U.S. counsel for the Company, to have furnished to the Representatives their opinion, dated the Closing Date and addressed to the Underwriters, in the form set forth in Exhibit A.

(c)           The Company shall have requested and caused Osler, Hoskin & Harcourt LLP, Canadian counsel for the Company, to have furnished to the Representatives their opinion, dated the Closing Date and addressed to the Underwriters, in the form set forth in Exhibit B.

(d)           The Representatives shall have received from Shearman & Sterling LLP, U.S. counsel for the Underwriters, such opinion or opinions, dated the Closing Date and addressed to the Representatives, with respect to the issuance and sale of the Securities, the Indenture, the Registration Statement, the Disclosure Package and the U.S. Final Prospectus (together with any supplement thereto) and other related matters as the Representatives may reasonably require, and the Company shall have furnished to such counsel such documents as they request for the purpose of enabling them to pass upon such matters.

(e)           The Company shall have furnished to the Representatives a certificate of the Company, signed by the President or a Vice President and the principal financial or accounting officer of the Company, dated the Closing Date, to the effect that the signers of such certificate have examined the Registration Statement, the Canadian Base Prospectus, the U.S. Base Prospectus, the Canadian Final Prospectus, the U.S. Final Prospectus and the Disclosure Package, any supplements or amendments thereto, as well as each electronic road show used in connection with the offering of the Securities, and this Agreement and that:

(i)            the representations and warranties of the Company in this Agreement are true and correct on and as of the Closing Date with the same effect as if made on the Closing Date and the Company has complied with all the agreements and satisfied all the conditions on its part to be performed or satisfied at or prior to the Closing Date;

(ii)           the receipt obtained from the OSC in respect of the Canadian Base Prospectus remains in effect and no order having the effect of ceasing or suspending the distribution of or the trading in the securities of the Company nor any notice objecting the use of the Canadian Base Prospectus or the Registration Statement has been issued by the OSC or the SEC, respectively, and no proceedings for that purpose shall have been issued, or to the Company’s knowledge, threatened, by the OSC or the SEC, respectively, and any request for additional information by the OSC or the SEC have been complied with; and

(iii)          since the date of the most recent audited financial statements included or incorporated by reference in the Canadian Final Prospectus, the U.S. Final Prospectus, the Disclosure Package and the Registration Statement (exclusive of any supplement thereto), there has been no Material Adverse Effect, except as set forth or incorporated in or contemplated in the Canadian Final Prospectus, the U.S. Final Prospectus, the Disclosure Package and the Registration Statement.

(f)            The receipt obtained from the OSC in respect of the Canadian Base Prospectus shall remain in effect and no order having the effect of ceasing or suspending the distribution of or the trading in the securities of the Company nor any notice objecting the use of the Canadian Base Prospectus or the Registration Statement shall have been issued by the OSC or the SEC, respectively, and no proceedings for that purpose shall have been issued, or to the Company’s

19

knowledge, threatened, by the OSC or the SEC, respectively, and any request for additional information by the OSC or the SEC shall have been complied with.

(g)           The Company shall have requested and caused Ernst & Young LLP, the independent chartered accountants of the Company to have furnished to the Representatives, at the Execution Time and at the Closing Date, letters, (which may refer to letters previously delivered to one or more of the Representatives), dated respectively as of the Execution Time and as of the Closing Date (with a “cut-off” date no more than three days prior to the date of such letter), in form and substance satisfactory to the Representatives, together with signed or reproduced copies of such letter for each of the Underwriters containing statements and information of the type ordinarily included in accountants’ “comfort letters” to underwriters with respect to the financial statements and certain financial information contained in the Registration Statement, the Canadian Final Prospectus, the U.S. Final Prospectus and the Disclosure Package.

(h)           The Company shall have requested and caused Deloitte LLP, the independent chartered accountants of the Company to have furnished to the Representatives, at the Execution Time and at the Closing Date, letters, (which may refer to letters previously delivered to one or more of the Representatives), dated respectively as of the Execution Time and as of the Closing Date (with a “cut-off” date no more than three days prior to the date of such letter), in form and substance satisfactory to the Representatives, together with signed or reproduced copies of such letter for each of the Underwriters containing statements and information of the type ordinarily included in accountants’ “comfort letters” to underwriters with respect to the financial statements and certain financial information contained in the Registration Statement, the Canadian Final Prospectus, the U.S. Final Prospectus and the Disclosure Package.

(i)            Subsequent to the Execution Time or, if earlier, the dates as of which information is given in the Registration Statement (exclusive of any amendment thereof), the Canadian Final Prospectus (exclusive of any amendment or supplement thereto), and the U.S. Final Prospectus (exclusive of any amendment or supplement thereto), there shall not have been any change or any development involving a prospective change in or affecting the condition (financial or otherwise), earnings, business or properties of the Company and its subsidiaries taken as a whole, whether or not arising from transactions in the ordinary course of business, except as set forth in or contemplated in the Canadian Final Prospectus (exclusive of any amendment or supplement thereto), the U.S. Final Prospectus (exclusive of any amendment or supplement thereto) and the Disclosure Package the effect of which, is, in the sole judgment of the Representatives, so material and adverse as to make it impractical or inadvisable to proceed with the offering or delivery of the Securities as contemplated by the Registration Statement (exclusive of any amendment thereof), the Canadian Final Prospectus (exclusive of any amendment or supplement thereto), the U.S. Final Prospectus (exclusive of any amendment or supplement thereto) and the Disclosure Package.

(j)            Subsequent to the Execution Time, there shall not have been any decrease in the rating of any of the Company’s debt securities by any “nationally recognized statistical rating organization,” (as defined for purposes of Rule 3(a)(62) under the Exchange Act) or any notice given of any intended or potential decrease in any such rating or of a possible change in any such rating that does not indicate the direction of the possible change.

(k)           Prior to the Closing Date, the Company shall have furnished to the Representatives such further information, certificates and documents as the Representatives may reasonably request.

20

If any of the conditions specified in this Section 6 shall not have been fulfilled when and as provided in this Agreement, or if any of the opinions and certificates mentioned above or elsewhere in this Agreement shall not be reasonably satisfactory in form and substance to the Representatives and counsel for the Underwriters, this Agreement and all obligations of the Underwriters hereunder may be canceled at, or at any time prior to, the Closing Date by the Representatives.  Notice of such cancellation shall be given to the Company in writing or by telephone or facsimile confirmed in writing.

The documents required to be delivered by this Section 6 shall be delivered at the office of Shearman & Sterling LLP, counsel for the Underwriters, at Commerce Court West, Suite 4405, Toronto, Ontario, M5L 1E8, on the Closing Date.

7.             Reimbursement of Underwriters’ Expenses.  If the sale of the Securities provided for herein is not consummated because any condition to the obligations of the Underwriters set forth in Section 6 hereof is not satisfied, because of any termination pursuant to clause (i) or (iii) of Section 10 hereof or because of any refusal, inability or failure on the part of the Company to perform any agreement herein or comply with any provision hereof other than by reason of a default by any of the Underwriters, the Company will reimburse the Underwriters severally through the Representatives on demand for all documented expenses (including reasonable fees and disbursements of counsel) that shall have been incurred by them in connection with the proposed purchase and sale of the Securities.

8.             Indemnification and Contribution.  (a)  The Company agrees to indemnify and hold harmless each Underwriter, the directors, officers, employees, affiliates and selling agents of each Underwriter and each person who controls any Underwriter within the meaning of either the Securities Act or the Exchange Act against any and all losses, claims, damages or liabilities, joint or several, to which they or any of them may become subject under the Securities Act, the Exchange Act or other Federal or state statutory law or regulation, at common law or otherwise, insofar as such losses, claims, damages or liabilities (or actions in respect thereof) arise out of or are based upon any untrue statement or alleged untrue statement of a material fact contained in the registration statement for the registration of the Securities as originally filed or in any amendment thereof, or in the Canadian Preliminary Prospectus, the U.S. Preliminary Prospectus, the Canadian Base Prospectus, the U.S. Base Prospectus, the Canadian Final Prospectus, the U.S. Final Prospectus or any Issuer Free Writing Prospectus or the information contained in the final term sheet required to be prepared and filed pursuant to Section 5(b) hereto, or in any amendment thereof or supplement thereto, or arise out of or are based upon the omission or alleged omission to state therein a material fact required to be stated therein or necessary to make the statements therein not misleading, and agrees to reimburse each such indemnified party, as incurred, for any legal or other expenses reasonably incurred by them in connection with investigating or defending any such loss, claim, damage, liability or action; provided, however, that the Company will not be liable in any such case to the extent that any such loss, claim, damage or liability arises out of or is based upon any such untrue statement or alleged untrue statement or omission or alleged omission made therein in reliance upon and in conformity with written information furnished to the Company by or on behalf of any Underwriter through the Representatives specifically for inclusion therein.  This indemnity agreement will be in addition to any liability which the Company may otherwise have.

(b)           Each Underwriter severally and not jointly agrees to indemnify and hold harmless the Company, each of its directors, each of its officers who signs the Registration Statement, and each person who controls the Company within the meaning of either the Securities Act or the Exchange Act, to the same extent as the foregoing indemnity from the Company to each Underwriter, but only with reference to written information relating to such Underwriter furnished to the Company by or on behalf of such Underwriter through the Representatives specifically for inclusion in the documents referred to in the foregoing indemnity.  This indemnity agreement will

21

be in addition to any liability which any Underwriter may otherwise have.  The Company acknowledges that the following statements set forth under the heading “Underwriting” in the Registration Statement, the Canadian Final Prospectus, the U.S. Final Prospectus and the Disclosure Package constitute the only information furnished in writing by or on behalf of the several Underwriters for inclusion in Registration Statement, the Canadian Final Prospectus, the U.S. Final Prospectus and the Disclosure Package or any Issuer Free Writing Prospectus: (i) the names of the Underwriters, (ii) the sentences related to concessions and reallowances and (iii) the paragraphs related to stabilization, syndicate covering transactions and penalty bids.

(c)           Promptly after receipt by an indemnified party under this Section 8 of notice of the commencement of any action, such indemnified party will, if a claim in respect thereof is to be made against the indemnifying party under this Section 8, notify the indemnifying party in writing of the commencement thereof; but the failure so to notify the indemnifying party (i) will not relieve it from liability under paragraph (a) or (b) above unless and to the extent it did not otherwise learn of such action and such failure results in the forfeiture by the indemnifying party of rights and defenses and (ii) will not, in any event, relieve the indemnifying party from any obligations to any indemnified party other than the indemnification obligation provided in paragraph (a) or (b) above.  The indemnifying party shall be entitled to appoint counsel of the indemnifying party’s choice at the indemnifying party’s expense to represent the indemnified party in any action for which indemnification is sought (in which case the indemnifying party shall not thereafter be responsible for the fees and expenses of any separate counsel retained by the indemnified party or parties except as set forth below); provided, however, that such counsel shall be reasonably satisfactory to the indemnified party.  Notwithstanding the indemnifying party’s election to appoint counsel to represent the indemnified party in an action, the indemnified party shall have the right to employ separate counsel (including local counsel), and the indemnifying party shall bear the reasonable fees, costs and expenses of such separate counsel if (i) the use of counsel chosen by the indemnifying party to represent the indemnified party would present such counsel with a conflict of interest, (ii) the actual or potential defendants in, or targets of, any such action include both the indemnified party and the indemnifying party and the indemnified party shall have reasonably concluded that there may be legal defenses available to it and/or other indemnified parties which are different from or additional to those available to the indemnifying party, (iii) the indemnifying party shall not have employed counsel satisfactory to the indemnified party to represent the indemnified party within a reasonable time after notice of the institution of such action or (iv) the indemnifying party shall authorize the indemnified party to employ separate counsel at the expense of the indemnifying party.  The indemnifying party shall not be liable for any settlement of any proceeding effected without its written consent, but if settled with such consent, or if there be a final judgment for the plaintiff, the indemnifying party agrees to indemnify the indemnified party against any loss, claim, damage, liability or expenses by reason of such settlement or judgment.  An indemnifying party will not, without the prior written consent of the indemnified parties, settle or compromise or consent to the entry of any judgment with respect to any pending or threatened claim, action, suit or proceeding in respect of which indemnification or contribution may be sought hereunder (whether or not the indemnified parties are actual or potential parties to such claim or action) unless such settlement, compromise or consent includes an (i) unconditional release of each indemnified party from all liability arising out of such claim, action, suit or proceeding and (ii) does not include a statement as to or an admission of fault, culpability or a failure to act by or on behalf of an indemnified party.

(d)           In the event that the indemnity provided in paragraph (a), (b) or (c) of this Section 8 is unavailable to or insufficient to hold harmless an indemnified party for any reason, the Company and the Underwriters severally agree to contribute to the aggregate losses, claims, damages and liabilities (including legal or other expenses reasonably incurred in connection with

22

investigating or defending the same) (collectively “Losses”) to which the Company and one or more of the Underwriters may be subject in such proportion as is appropriate to reflect the relative benefits received by the Company on the one hand and by the Underwriters on the other from the offering of the Securities; provided, however, that in no case shall any Underwriter (except as may be provided in any agreement among underwriters relating to the offering of the Securities) be responsible for any amount in excess of the underwriting discount or commission applicable to the Securities purchased by such Underwriter hereunder.  If the allocation provided by the immediately preceding sentence is unavailable for any reason, the Company and the Underwriters severally shall contribute in such proportion as is appropriate to reflect not only such relative benefits but also the relative fault of the Company on the one hand and of the Underwriters on the other in connection with the statements or omissions which resulted in such Losses as well as any other relevant equitable considerations.  Benefits received by the Company shall be deemed to be equal to the total net proceeds from the offering (before deducting expenses) received by it, and benefits received by the Underwriters shall be deemed to be equal to the total underwriting discounts and commissions, in each case as set forth on the cover page of the U.S. Final Prospectus.  Relative fault shall be determined by reference to, among other things, whether any untrue or any alleged untrue statement of a material fact or the omission or alleged omission to state a material fact relates to information provided by the Company on the one hand or the Underwriters on the other, the intent of the parties and their relative knowledge, access to information and opportunity to correct or prevent such untrue statement or omission.  The Company and the Underwriters agree that it would not be just and equitable if contribution were determined by pro rata allocation or any other method of allocation which does not take account of the equitable considerations referred to above.  Notwithstanding the provisions of this paragraph (d), no person guilty of fraudulent misrepresentation (within the meaning of Section 11(f) of the Securities Act) shall be entitled to contribution from any person who was not guilty of such fraudulent misrepresentation.  For purposes of this Section 8, each person who controls an Underwriter within the meaning of either the Securities Act or the Exchange Act and each director, officer, employee and agent of an Underwriter shall have the same rights to contribution as such Underwriter, and each person who controls the Company within the meaning of either the Securities Act or the Exchange Act, each officer of the Company who shall have signed the Registration Statement and each director of the Company shall have the same rights to contribution as the Company, subject in each case to the applicable terms and conditions of this paragraph (d).

9.             Default by an Underwriter.  If any one or more Underwriters shall fail to purchase and pay for any of the Securities agreed to be purchased by such Underwriter or Underwriters hereunder and such failure to purchase shall constitute a default in the performance of its or their obligations under this Agreement, the remaining Underwriters shall be obligated severally to take up and pay for (in the respective proportions which the principal amount of Securities set forth opposite their names in Schedule II hereto bears to the aggregate principal amount of Securities set forth opposite the names of all the remaining Underwriters) the Securities which the defaulting Underwriter or Underwriters agreed but failed to purchase; provided, however, that in the event that the aggregate principal amount of Securities which the defaulting Underwriter or Underwriters agreed but failed to purchase shall exceed 10% of the aggregate principal amount of Securities set forth in Schedule II hereto, the remaining Underwriters shall have the right to purchase all, but shall not be under any obligation to purchase any, of the Securities, and if such nondefaulting Underwriters do not purchase all the Securities, this Agreement will terminate without liability to any nondefaulting Underwriter or the Company.  In the event of a default by any Underwriter as set forth in this Section 9, the Closing Date shall be postponed for such period, not exceeding five Business Days, as the Representatives shall determine in order that the required changes in the Registration Statement, the Canadian Final Prospectus and the U.S. Final Prospectus or in any other documents or arrangements may be effected.  Nothing contained in this Agreement shall relieve any defaulting

23

Underwriter of its liability, if any, to the Company and any nondefaulting Underwriter for damages occasioned by its default hereunder.

10.          Termination.  This Agreement shall be subject to termination in the absolute discretion of the Representatives, by notice given to the Company prior to delivery of and payment for the Securities, if at any time prior to such delivery and payment (i) trading in any of the Company’s securities shall have been the subject of a cease trade order by the OSC or suspended by the SEC, the New York Stock Exchange or the Toronto Stock Exchange, (ii) trading in securities generally on the New York Stock Exchange or the Toronto Stock Exchange shall have been suspended or limited or minimum prices shall have been established on either of such exchanges, (iii) any inquiry, action, suit, investigation or other proceeding, whether formal or informal, is instituted, announced or threatened or any order is made by any federal, provincial or other governmental authority in relation to the Company or any of the Company subsidiaries or any law or regulation is promulgated, changed or announced, which, in the sole opinion of an Underwriter, acting reasonably, operates to or is expected to prevent or materially restrict the distribution or trading of the Securities or any other securities of the Company, (iv) a banking moratorium shall have been declared either by Federal or New York State authorities, Canadian federal authorities or European Union authorities or (v) there shall have occurred any outbreak or escalation of hostilities, declaration by the United States or Canada of a national emergency or war, or other calamity or crisis the effect of which on U.S., European Union or Canadian financial markets is such as to make it, in the sole judgment of the Representatives, impractical or inadvisable to proceed with the offering or delivery of the Securities as contemplated by any U.S. Preliminary Prospectus or Canadian Preliminary Prospectus, the Canadian Final Prospectus (exclusive of any amendment or supplement thereto) and the U.S. Final Prospectus (exclusive of any amendment or supplement thereto).

11.          Representations and Indemnities to Survive.  The respective agreements, representations, warranties, indemnities and other statements of the Company or its officers and of the Underwriters set forth in or made pursuant to this Agreement will remain in full force and effect, regardless of any investigation made by or on behalf of any Underwriter or the Company or any of the officers, directors, employees, agents or controlling persons referred to in Section 8 hereof, and will survive delivery of and payment for the Securities.  The provisions of Sections 7 and 8 hereof shall survive the termination or cancellation of this Agreement.

12.          Notices.  All communications hereunder will be in writing and effective only on receipt, and, if sent to the Underwriters, will be mailed, delivered or telefaxed and confirmed to them, at the address specified in Schedule I hereto, or, if sent to the Company, will be mailed, delivered or telefaxed to the Company general counsel (fax no. (905) 726-7173) and confirmed to it at Magna International Inc., 337 Magna Drive, Aurora, Ontario, Canada L4G 7K1, attention of the Legal Department.

13.          Successors.  This Agreement will inure to the benefit of and be binding upon the parties hereto and their respective successors and the officers, directors, employees, agents and controlling persons referred to in Section 8 hereof, and no other person will have any right or obligation hereunder.

14.          No Fiduciary Duty. The Company hereby acknowledges that (a) the purchase and sale of the Securities pursuant to this Agreement is an arm’s-length commercial transaction between the Company, on the one hand, and the Underwriters and any affiliate through which it may be acting, on the other, (b) the Underwriters are acting as principal and not as an agent or fiduciary of the Company and (c) the Company’s engagement of the Underwriters in connection with the offering and the process leading up to the offering is as independent contractors and not in any other capacity. Furthermore, the Company agrees that it is solely responsible for making its own judgments in connection with the offering (irrespective of whether any of the Underwriters has advised or is currently advising the Company on related or other matters).  The Company agrees that it will not claim that the Underwriters have rendered

24

advisory services of any nature or respect, or owe an agency, fiduciary or similar duty to the Company, in connection with such transaction or the process leading thereto.

15.          Integration. This Agreement supersedes all prior agreements and understandings (whether written or oral) between the Company and the Underwriters, or any of them, with respect to the subject matter hereof.

16.          Applicable Law.  This Agreement will be governed by and construed in accordance with the laws of the State of New York applicable to contracts made and to be performed within the State of New York.

17.          Submission to Jurisdiction.  The Company irrevocably submits to the exclusive jurisdiction of any New York State or United States Federal court sitting in The City of New York over any suit, action or proceeding arising out of or relating to this Agreement, the U.S. Final Prospectus, the Canadian Final Prospectus, the Registration Statement, the Disclosure Package or the transactions contemplated hereby or thereby.  The Company irrevocably waives, to the fullest extent permitted by law, any objection which it may now or hereafter have to the laying of venue of any such suit, action or proceeding brought in such a court and any claim that any such suit, action or proceeding brought in such a court has been brought in an inconvenient forum.  To the extent that the Company has or hereafter may acquire any immunity (on the grounds of sovereignty or otherwise) from the jurisdiction of any court or from any legal process with respect to itself or its property, the Company irrevocably waives, to the fullest extent permitted by law, such immunity in respect of any such suit, action or proceeding.

18.          Waiver of Jury Trial.  The Company hereby irrevocably waives, to the fullest extent permitted by applicable law, any and all right to trial by jury in any legal proceeding arising out of or relating to this Agreement or the transactions contemplated hereby.

19.          Authorized Agent.  The Company has irrevocably appointed Corporation Services Company, with offices at 1180 Avenue of the Americas, Suite 210, New York, NY 10036-8401 (or its successors) as agent for service of process, in the County, City and State of New York, United States of America (the “Authorized Agent”) as their authorized agent upon whom process may be served in any legal suit, action or proceeding arising out of or relating to this Agreement or the transactions contemplated hereby, and the Authorized Agent agrees to act as said agent for service of process.

20.          Judgment Currency.  The obligation of the Company in respect of any sum due to any Underwriter shall, notwithstanding any judgment in a currency other than United States dollars, not be discharged until the first Business Day, following receipt by such Underwriter of any sum adjudged to be so due in such other currency, on which (and only to the extent that) such Underwriter may in accordance with normal banking procedures purchase United States dollars with such other currency; if the United States dollars so purchased are less than the sum originally due to such Underwriter hereunder, the Company agrees, as a separate obligation and notwithstanding any such judgment, to indemnify such Underwriter against such loss.  If the United States dollars so purchased are greater than the sum originally due to such Underwriter hereunder, such Underwriter agrees to pay to the Company an amount equal to the excess of the dollars so purchased over the sum originally due to such Underwriter hereunder.

21.          Counterparts.  This Agreement may be signed in one or more counterparts, each of which shall constitute an original and all of which together shall constitute one and the same agreement.  Delivery of an executed counterpart of a signature page to this Agreement by facsimile or other electronic transmission (i.e., a “pdf” or “tif”) shall be effective as delivery of a manually executed counterpart thereof.

25

22.          Headings.  The section headings used herein are for convenience only and shall not affect the construction hereof.

23.          Agreement Among Underwriters.  The execution of this Agreement by each Underwriter constitutes the acceptance of each Underwriter of the ICMA Agreement Among Managers Version 1/New York Schedule, subject to any amendment notified to the Underwriters in writing at any time prior to the execution of this Agreement. References to the “Managers” shall be deemed to refer to the Underwriters, references to the “Lead Manager” shall be deemed to refer to each of BNP Paribas, Citigroup Global Markets Limited and Merrill Lynch International and references to “Settlement Lead Manager” shall be deemed to refer to Merrill Lynch International. As applicable to the Underwriters, Clause 3 of the ICMA Agreement Among Managers Version 1/New York Schedule shall be deemed to be deleted in its entirety and replaced with Section 9 hereof.

24.          Stabilization.  The Company hereby authorizes Merrill Lynch International in its role as stabilizing manager (the “Stabilizing Manager”) to make adequate public disclosure of the information required in relation to such stabilization by Commission Regulation (EC) 2273/2003 of the Commission of the European Communities.  The Stabilizing Manager for its own account may, to the extent permitted by applicable laws and directives, over-allot Securities or effect transactions with a view to supporting the market price of the Securities at a level higher than that which might otherwise prevail, but in doing so the Stabilizing Manager shall act as principal and not as agent of the Company and any loss resulting from overallotment and stabilization shall be borne, and any profit arising therefrom shall be beneficially retained, by the Stabilizing Manager.  However, there is no assurance that the Stabilizing Manager (or persons acting on behalf of the Stabilizing Manager) will undertake any stabilization action. Any such stabilization action may begin on or after the date on which adequate public disclosure of the final terms of the offer of the Securities is made, and, if begun, may be ended at any time, but it must end no later than the earlier of 30 days after the issuance of the Securities and 60 days after the date of the allotment of the Securities. Any stabilization action or over-allotment commenced will be carried out in accordance with applicable laws and regulations and may be discontinued at any time. Any loss or profit sustained as a consequence of such over-allotment or stabilization shall be for the account of the Stabilizing Manager.

25.          Definitions.  The terms that follow, when used in this Agreement, shall have the meanings indicated.

“Applicable Time” shall mean 10:41 a.m. New York City time on the date that this Agreement is executed and delivered by the parties hereto.

“Business Day” shall mean any day other than a Saturday, a Sunday or a legal holiday or a day on which banking institutions or trust companies are authorized or obligated by law to close in New York City or Toronto.

“Disclosure Package” shall mean (i) the U.S. Base Prospectus, (ii) the U.S. Preliminary Prospectus, (iii) the Issuer Free Writing Prospectus or Prospectuses, if any, identified in Schedule III hereto, (iv) any other Free Writing Prospectus identified in Schedule III hereto.

“Effective Date” shall mean each date and time that the Registration Statement and any post-effective amendment or amendments thereto became or becomes effective.

“Exchange Act” shall mean the U.S. Securities Exchange Act of 1934, as amended, and the rules and regulations of the SEC promulgated thereunder.

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“Execution Time” shall mean the date and time that this Agreement is executed and delivered by the parties hereto.

“Free Writing Prospectus” shall mean a free writing prospectus, as defined in Rule 405.

“Issuer Free Writing Prospectus” shall mean an issuer free writing prospectus, as defined in Rule 433.

“Material Adverse Effect” shall mean a material adverse effect on the condition (financial or otherwise), earnings, business or properties of the Company and its subsidiaries, taken as a whole, whether or not arising in the ordinary course of business.

“Rule 158”, “Rule 164”, “Rule 172”, “Rule 405” and “Rule 433” refer to such rules under the Securities Act.

“Securities Act” shall mean the U.S. Securities Act of 1933, as amended, and the rules and regulations of the SEC promulgated thereunder.

“Trust Indenture Act” shall mean the U.S. Trust Indenture Act of 1939, as amended and the rules and regulations of the SEC promulgated thereunder.

[Signature Page Follows]

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If the foregoing is in accordance with your understanding of our agreement, please sign and return to us the enclosed duplicate hereof, whereupon this letter and your acceptance shall represent a binding agreement among the Company and the several Underwriters.

Very truly yours,

MAGNA INTERNATIONAL INC.

By:	“Paul H. Brock”
Name: Paul H. Brock
Title: Vice-President and Treasurer

By:	“Bassem A. Shakeel”
Name: Bassem A. Shakeel
Title: Vice-President and Corporate
Secretary

Signature Page to Underwriting Agreement

The foregoing Agreement is
hereby confirmed and accepted
as of the date specified in
Schedule I hereto.

By: BNP PARIBAS

By:	“Benedict Foster”
Name: Benedict Foster
Title: Authorised Signatory

By:	“Hugh Pryse-Davies”
Name: Hugh Pryse-Davies
Title: Duly Authorised Signatory

Signature Page to Underwriting Agreement

The foregoing Agreement is
hereby confirmed and accepted
as of the date specified in
Schedule I hereto.

By: CITIGROUP GLOBAL MARKETS LIMITED

By:	“Tim Odell”
Name: Tim Odell
Title: Delegated Signatory

Signature Page to Underwriting Agreement

The foregoing Agreement is
hereby confirmed and accepted
as of the date specified in
Schedule I hereto.

By: MERRILL LYNCH INTERNATIONAL

By:	“Olcay Yağci”
Name: Olcay Yağci
Title: Managing Director

Signature Page to Underwriting Agreement

The foregoing Agreement is
hereby confirmed and accepted
as of the date specified in
Schedule I hereto.

By: BANCO SANTANDER, S.A.

By:	“Ignacio Bas”
Name: Ignacio Bas
Title: Vice President

By:	“Alberto RamÓn”
Name: Alberto RamÓn
Title: Executive Director

Signature Page to Underwriting Agreement

The foregoing Agreement is
hereby confirmed and accepted
as of the date specified in
Schedule I hereto.

By: HSBC BANK PLC

By:	“Samantha Riley”
Name: Samantha Riley
Title: Director

Signature Page to Underwriting Agreement

The foregoing Agreement is
hereby confirmed and accepted
as of the date specified in
Schedule I hereto.

By: ING BANK N.V. BELGIAN BRANCH

By:	“François Opfergelt”
Name: François Opfergelt
Title: Managing Director DCM Origination

By:	“Kris Devos”
Name: Kris Devos
Title: Global Head of Debt Syndicate Debt Capital Markets

Signature Page to Underwriting Agreement

The foregoing Agreement is
hereby confirmed and accepted
as of the date specified in
Schedule I hereto.

By: COMMERZBANK AKTIENGESELLSCHAFT

By:	“Frank Nguyen”
Name: Frank Nguyen
Title: Director and Authorised Signatory

By:	“Peter Schikaneder”
Name: Peter Schikaneder
Title: Managing Director and Authorised Signatory

Signature Page to Underwriting Agreement

The foregoing Agreement is
hereby confirmed and accepted
as of the date specified in
Schedule I hereto.

By: MITSUBISHI UFJ SECURITIES INTERNATIONAL PLC

By:	“Trevor Kemp”
Name: Trevor Kemp
Title: Authorised Signatory

Signature Page to Underwriting Agreement

The foregoing Agreement is
hereby confirmed and accepted
as of the date specified in
Schedule I hereto.

By: RAIFFEISEN BANK INTERNATIONAL AG

By:	“Michael Bures”
Name: Michael Bures
Title: Head of DCM Corporates

By:	“Jörg Liesenfeld”
Name: Jörg Liesenfeld
Title: Head of Transaction Management Group

Signature Page to Underwriting Agreement

SCHEDULE I

Underwriting Agreement dated November 17, 2015

Registration Statement No. 333-194892

Representatives:	BNP Paribas
Citigroup Global Markets Limited
Merrill Lynch International

Underwriters:	BNP Paribas
10 Harewood Avenue
London, NW1 6AA
United Kingdom
Fax: +44 (0) 20 7595 2555
Attention: Fixed Income Syndicate

Citigroup Global Markets Limited
Citigroup Centre, Canada Square Canary Wharf,
London E14 5LB,
United Kingdom
Fax No.: +44 20 7986 1927
Attention: Syndicate Desk

Merrill Lynch International
2 King Edward Street
London EC1A 1HQ
United Kingdom
Fax: +44-20-7995-2968
Attention: Syndicate Desk

Banco Santander, S.A.
Ciudad Grupo Santander
Edificio Encinar
Avenida de Cantabria s/n
28660, Boadilla del Monte, Madrid,
España
Tel: +34 91 289 59 07
Fax: +34 91 257 13 76
Email: syndicate@santandergbm.com
Attention: Head of Debt Capital Markets

HSBC Bank plc
8 Canada Square
London, E14 5HQ
Tel: +44 20 7991 8888
Fax: +44 20 7992 4973
Attention: Transaction Management Group

ING Bank N.V. Belgian Branch
Avenue Marnix 24, 1000 Brussels (Belgium)

Schedule I-1

Attention: Syndicate desk

Commerzbank Aktiengesellschaft
Kaiserstraße 16 (Kaiserplatz)
60311 Frankfurt am Main
Federal Republic of Germany
Tel:	+49 69 136 89546
Fax:	+49 68 136 85719
Attention:	Group Legal Debt Securities

Mitsubishi UFJ Securities International plc
Ropemaker Place, 25 Ropemaker Street
London EC2Y 9AJ
Tel: +44 20 7628 5555
Email: legal.decm@int.sc.mufg.jp
Attention: Legal — Capital Markets

Raiffeisen Bank International AG
Am Stadtpark 9
1030 Vienna
Austria
Attention: Debt Capital Markets, Corporates
Tel:	+43 1 71707-1459
Fax:	+43 1 71707 61-1459

Title, Purchase Price and Description of Securities:

Title: 1.900% Senior Notes due 2023

Principal amount: €550,000,000

Purchase price (including accrued interest or amortization, if any): 99.344% (representing a purchase price equal to the public offering price of 99.794%, less a commission payable to the Underwriters of 0.450% of the aggregate principal amount of the notes).

Sinking fund provisions: The notes will not be entitled to any sinking fund

Redemption provisions: The notes may be redeemed, in whole or in part, at any time and from time to time, prior to August 24, 2023 (the “Initial Par Call Date,” which is the date three months prior to the maturity date of the notes) at the Company’s option, at a redemption price equal to the greater of: (1) 100% of the principal amount of the notes being redeemed; and (2) the sum of the present values of the remaining scheduled payments of principal and interest on the notes to be redeemed that would be due if such notes matured on the Initial Par Call Date but for the redemption (not including any portion of such payments of interest accrued to the date of redemption), discounted to the date of redemption on an annual basis (ACTUAL/ACTUAL (ICMA) as defined in the rulebook of International Capital Markets Association)) at the applicable Comparable Government Bond Rate (as defined in the U.S. Final Prospectus), plus 25 basis points, plus, in each case, accrued and unpaid interest on the notes being redeemed to the redemption date.

In addition, at any time on or after the Initial Par Call Date, the Company may redeem the notes, in whole or in part, at any time and from time to time, at a redemption price equal to 100% of the

Schedule I-2

principal amount of the notes being redeemed, plus accrued and unpaid interest on the notes being redeemed to, but excluding, the redemption date.

Other provisions: N/A

Closing Date, Time and Location: November 24, 2015 at 10:00 a.m. at Shearman & Sterling LLP, Commerce Court West, Suite 4405, Toronto, Ontario, M5L 1E8.

Date referred to in Section 5(h) after which the Company may offer or sell debt securities issued or guaranteed by the Company without consent of the Representatives: Closing Date

Schedule I-3

SCHEDULE II

Underwriters	Principal Amount of Securities to be Purchased
BNP Paribas	€126,500,000
Citigroup Global Markets Limited	126,500,000
Merrill Lynch International	126,500,000
Banco Santander, S.A.	44,000,000
HSBC Bank plc	33,000,000
ING Bank N.V. Belgian Branch	33,000,000
Commerzbank Aktiengesellschaft	22,000,000
Mitsubishi UFJ Securities International plc	22,000,000
Raiffeisen Bank International AG	16,500,000
Total	€550,000,000

Schedule II-1

SCHEDULE III

Schedule of Free Writing Prospectuses included in the Disclosure Package

1.              Final term sheet included on Schedule IV hereto.

Schedule III-1

SCHEDULE IV

November 17, 2015

Magna International Inc.

Pricing Term Sheet

€550,000,000 1.900% Senior Notes due 2023

Issuer:	Magna International Inc.

Trade Date:	November 17, 2015

Settlement Date:	November 24, 2015 (T+5)

Format:	SEC Registered

Ratings[1]:	Baa1 (Positive) — Moody’s Investors Service Inc. A- (Stable) — Standard & Poor’s Rating Services

Issue of Securities:	1.900% Senior Notes due 2023

Aggregate Principal Amount Offered:	€550,000,000

Maturity:	November 24, 2023

Interest Rate:	1.900%

Benchmark Bund:	DBR 2.000% due August 15, 2023

Benchmark Bund Price and Yield:	113.610%; 0.224%

Spread to Benchmark Bund:	+170.4 basis points

Mid-Swap Yield:	0.658%

Spread to Mid-Swap Yield:	1.270%

Yield to Maturity:	1.928%

Price to Public:	99.794%, plus accrued interest, if any, from November 24, 2015

1  A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

Schedule IV-1

Interest Payment Dates:	Annually in arrears on November 24 of each year, beginning on November 24, 2016

Day Count Fraction:	ACTUAL/ACTUAL (ICMA)

Make-Whole Call:	Prior to August 24, 2023, Bund Rate +25 basis points

Par Call:	On or after August 24, 2023

Listing:

Magna International Inc. intends to apply to list the notes on the New York Stock Exchange. There can be no assurance that any such application will be successful or that any such listing will be granted or maintained.

Denominations:	Minimum of €100,000 and integral multiples of €1,000 in excess thereof.

Common Code/ISIN/CUSIP:	132391068 / XS1323910684 / 559222 AS3

Joint Book-Running Managers:	BNP Paribas Citigroup Global Markets Limited Merrill Lynch International Banco Santander, S.A.

Co-Managers:	HSBC Bank plc ING Bank N.V. Belgian Branch Commerzbank Aktiengesellschaft Mitsubishi UFJ Securities International plc Raiffeisen Bank International AG

It is expected that delivery of the notes will be made against payment therefor on or about November 24, 2015, which will be the fifth London business day following the date of pricing of the notes (this settlement cycle being referred to as “T+5”). Under E.U. Central Securities Depositaries Regulation, trades in the secondary market generally are required to settle in two London business days, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade notes on the date of pricing or the next succeeding London business day will be required, by virtue of the fact that the notes initially will settle in T+5, to specify an alternate settlement cycle at the time of any such trade to prevent a failed settlement.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates.  Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering.  You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov.  Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling BNP Paribas toll-free at (800) 854-5674, Citigroup Global Markets Limited toll-free at (800) 831-9146 or Merrill Lynch International at +44 207 995 3966.

Schedule IV-2

EXHIBIT A

Form of opinion of Sidley Austin LLP, pursuant to Section 6(b)

November 24, 2015

BNP Paribas

10 Harewood Avenue

London, NW1 6AA

United Kingdom

Citigroup Global Markets Limited

Citigroup Centre, Canada Square Canary Wharf,

London E14 5LB,

United Kingdom

Merrill Lynch International

2 King Edward Street

London EC1A 1HQ

United Kingdom

Banco Santander, S.A.

Ciudad Grupo Santander

Edificio Encinar

Avenida de Cantabria s/n

28660, Boadilla del Monte, Madrid,

España

Tel: +34 91 289 59 07

Fax: +34 91 257 13 76

Email: syndicate@santandergbm.com

Attention: Head of Debt Capital Markets

HSBC Bank plc

8 Canada Square

London, E14 5HQ

Tel: +44 20 7991 8888

Fax: +44 20 7992 4973

Attention:  Transaction Management Group

ING Bank N.V. Belgian Branch

Avenue Marnix 24, 1000 Brussels (Belgium)

Attention: Syndicate desk

Commerzbank Aktiengesellschaft

Kaiserstraße 16 (Kaiserplatz)

60311 Frankfurt am Main

Federal Republic of Germany

Tel:         +49 69 136 89546

Fax:        +49 68 136 85719

Attention:      Group Legal Debt Securities

Mitsubishi UFJ Securities International plc

Ropemaker Place, 25 Ropemaker Street

London EC2Y 9AJ

Tel: +44 20 7628 5555

Email: legal.decm@int.sc.mufg.jp

Attention: Legal – Capital Markets

Raiffeisen Bank International AG

Am Stadtpark 9

1030 Vienna

Austria

Attention: Debt Capital Markets, Corporates

Re:  Magna International Inc.

Ladies and Gentlemen:

We have acted as special United States counsel to Magna International Inc., a corporation organized under the laws of the Province of Ontario, Canada (the “Company”), in connection with (i) the Underwriting Agreement, dated November 17, 2015 (the “Underwriting Agreement”), among the

Exhibit A-1

Company and the underwriters (the “Underwriters”) named in Schedule II to the Underwriting Agreement, and (ii) the sale by the Company, and the purchase by the Underwriters, severally, of €550,000,000 aggregate principal amount of the Company’s 1.900% Senior Notes due 2023 (the “Securities”) pursuant to the Underwriting Agreement.  The Securities are to be issued under an Indenture, dated as of June 16, 2014, as supplemented by the Third Supplemental Indenture thereto, dated as of November 24, 2015 (together, the “Indenture”), between the Company, The Bank of New York Mellon, as trustee (the “Trustee”) and The Bank of New York Mellon, London Branch, as paying agent.  We are delivering this letter to you at the request of the Company pursuant to Section 6(b) of the Underwriting Agreement.

The Company has filed with the Securities and Exchange Commission (the “Commission”) a registration statement on Form F-10 (Registration No. 333-194892) and Amendment No. 1 thereto for the registration of its debt securities under the Securities Act of 1933, as amended (the “1933 Act”).  Such registration statement, as so amended, and the Incorporated Documents (as defined below) are hereinafter called, collectively, the “Registration Statement.”

In connection with the issuance and sale of the Securities, the Company has prepared (i) a prospectus, dated April 9, 2014 (the “Base Prospectus”), (ii) a preliminary prospectus supplement, dated November 17, 2015 (the “Preliminary Prospectus Supplement”), (iii) a free writing prospectus dated November 17, 2015 (such free writing prospectus, in the form filed with the Commission pursuant to Rule 433 of the 1933 Act Regulations (as defined below), is hereinafter called the “FWP”) and (iv) a prospectus supplement, dated November 17 , 2015 (the “Prospectus Supplement”).  The Preliminary Prospectus Supplement and the accompanying Base Prospectus, in the form first provided to the Underwriters for use in connection with the offering of the Securities, together with the Incorporated Documents, are hereinafter called, collectively, the “Preliminary Prospectus.”  The Prospectus Supplement and the accompanying Base Prospectus, in the form first provided to the Underwriters for use in connection with the offering of the Securities, together with the Incorporated Documents, are hereinafter called, collectively, the “Prospectus.”

Exhibit A-2

As used herein, the term “Incorporated Documents,” when used with respect to the Registration Statement, the Preliminary Prospectus or the Prospectus as of any date, means the documents incorporated or deemed to be incorporated by reference in the Registration Statement, the Preliminary Prospectus or the Prospectus, as the case may be, as of such date pursuant to Item 4 of Form F-10; the term “1933 Act Regulations” means the rules and regulations of the Commission under the 1933 Act; and the term “Applicable Laws” means those state laws of the State of New York, and those federal laws of the United States of America which, in our experience and without independent investigation, are normally applicable to transactions of the type contemplated by the Underwriting Agreement; provided, that the term “Applicable Laws” shall not include federal or state securities or blue sky laws (including, without limitation, the 1933 Act, the Securities Exchange Act of 1934, the Trust Indenture Act of 1939, as amended (the “1939 Act”), or the Investment Company Act of 1940, as amended (the “1940 Act”)), antifraud laws, pension or employee benefit laws or in each case any rules or regulations thereunder.

As counsel to the Company, we have examined and relied upon originals or copies, certified or otherwise identified to our satisfaction, of such agreements, instruments, certificates, records and other documents as we have deemed necessary or appropriate for the purpose of rendering the opinions set forth in this letter.  In our examination, we have assumed the legal capacity of all natural persons, the genuineness of all signatures, the authenticity of all documents submitted to us as originals, the conformity to original documents of all documents submitted to us as certified or photostatic copies or by facsimile or other means of electronic transmission or which we obtained from the Commission’s Electronic Data Gathering, Analysis and Retrieval system (“EDGAR”) or other sites on the internet, and the authenticity of the originals of such latter documents.  If any document we examined in printed, word processed or similar form has been filed with the Commission on EDGAR, we have assumed that the document filed on EDGAR is identical to the document we examined, except for EDGAR formatting changes.  As to facts and certain other matters and the consequences thereof relevant to the opinions expressed herein and the other statements made herein, we have relied without independent investigation or verification upon, and

Exhibit A-3

assumed the accuracy and completeness of, (a) certificates, letters and oral and written statements and representations of public officials, officers and other representatives of the Company, accountants for the Company, and others, and (b) the representations and warranties in the Underwriting Agreement.

Based on and subject to the foregoing and the other limitations, qualifications, exceptions and assumptions set forth herein, we are of the opinion that:

(i)                                     The Registration Statement has become effective under the 1933 Act; the filing of the FWP has been made in the manner and within the time period required by Rule 433 of the 1933 Act Regulations and the filing of the Preliminary Prospectus and the Prospectus has been made in the manner and within the time period required by General Instruction II.L. of Form F-10; and to our knowledge, no stop order suspending the effectiveness of the Registration Statement has been issued under the 1933 Act and no proceedings for that purpose have been instituted or are pending by the Commission.

(ii)                                  Assuming the Canadian Final Prospectus (as such term is defined in the Underwriting Agreement) is in compliance with all applicable Canadian federal and provincial laws, and the rules and regulations thereunder, the Registration Statement, at the time it was declared effective, and the Prospectus, as of the date of the Prospectus Supplement, each appeared on its face to be appropriately responsive in all material respects relevant to the offering of the Securities to the applicable requirements of the 1933 Act and the 1933 Act Regulations for registration statements on Form F-10 or related prospectuses, as the case may be, except in each case that we express no opinion with respect to (A) financial statements and schedules and other financial or statistical data included or incorporated by reference therein or omitted therefrom, and (B) any trustee’s statement of eligibility on Form T-1 (a “Form T-1”).

(iii)                               Magna US Holding, Inc. is a corporation validly existing and in good standing under the laws of the State of Delaware.

(iv)                              The Underwriting Agreement has been duly executed and delivered by the Company under the laws of the State of New York.

Exhibit A-4

(v)                                 Assuming the Securities have been duly authorized by the Company, the Securities, when duly executed by authorized officers of the Company and authenticated by the Trustee, all in accordance with the Indenture, and delivered to and paid for by the Underwriters in accordance with the Underwriting Agreement, will be valid and binding obligations of the Company, enforceable against the Company in accordance with their terms, and will be entitled to the benefits of the Indenture.

(vi)                              The Indenture has been duly executed and delivered by the Company under the laws of the State of New York and, assuming the Indenture has been duly authorized by the Company, is a valid and binding agreement of the Company, enforceable against the Company in accordance with its terms.

(vii)                           The Indenture has been duly qualified under the 1939 Act.

(viii)                        The statements in the General Disclosure Package (as defined below) and in the Prospectus and the Canadian Final Prospectus under the captions “Description of the Notes” and “Description of the Debt Securities,” to the extent that such statements purport to describe certain provisions of the Indenture or the Securities, accurately describe such provisions in all material respects.

(ix)                              The statements in the General Disclosure Package and in the Canadian Final Prospectus and the Prospectus under the caption “Material U.S. Federal Income Tax Considerations,” to the extent that such statements purport to describe matters of United States federal income tax law and regulations or legal conclusions with respect thereto, accurately describe such matters in all material respects.

(x)                                 The Company is not and, after giving effect to the offering and sale of the Securities and the application of the proceeds thereof as described in the Prospectus, will not be required to be registered as an “investment company” as defined in the 1940 Act.

(xi)                              No consent, approval, authorization or other order of any federal regulatory body, federal administrative agency or other federal governmental body of the United States of America or any state regulatory body, state administrative agency or other state governmental body of the State of New York is required under Applicable Laws for the execution and delivery by the Company of the Underwriting

Exhibit A-5

Agreement and the Indenture and the issuance and sale of the Securities to the Underwriters as contemplated by the Underwriting Agreement.

(xii)                           The execution and delivery by the Company of the Underwriting Agreement and the Indenture, and the issuance and sale of the Securities by the Company to the Underwriters pursuant to the Underwriting Agreement, do not result in a violation by the Company of any of the terms and provisions of any Applicable Laws.

In acting as counsel to the Company in connection with the transactions described in the first paragraph above, we have participated in conferences with officers and other representatives of the Company, representatives of the independent public accountants for the Company and your representatives and counsel, at which conferences certain contents of the Registration Statement, the General Disclosure Package and the Prospectus and related matters were discussed.  Although we are not passing upon or assuming responsibility for the accuracy, completeness or fairness of the statements included or incorporated by reference in or omitted from the Registration Statement, the General Disclosure Package, the Prospectus or the Incorporated Documents and have made no independent check or verification thereof (except as set forth in paragraphs (viii) and (ix) above), based solely upon our participation in such conferences, no facts have come to our attention that have caused us to believe that, insofar as is relevant to the offering of the Securities:

(1)                                 the Registration Statement, at the date of the Underwriting Agreement, contained an untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary to make the statements therein not misleading;

(2)                                 the Preliminary Prospectus and the FWP, considered together (collectively, the “General Disclosure Package”), as of 10:41 a.m. (New York City time) on November 17, 2015, included an untrue statement of a material fact or omitted to state a material fact necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading; or

(3)                                 the Prospectus, as of the date of the Prospectus Supplement or on the date hereof, included or includes an untrue statement of a material fact or omitted or omits to state a material fact necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading,

Exhibit A-6

except in each case that we express no belief and make no statement with respect to (A) financial statements and schedules and other financial data included or incorporated by reference in or omitted from the Registration Statement, the General Disclosure Package, the Prospectus or the Incorporated Documents or (B) any Form T-1.

The foregoing opinions and other statements are subject to the following qualifications, exceptions, assumptions and limitations:

A.                                    The foregoing opinions and other statements are limited to matters arising under the federal laws of the United States of America, the laws of the State of New York and the General Corporation Law of the State of Delaware.  We express no opinion and make no statement as to the laws, rules or regulations of any other jurisdiction, including, without limitation, Canadian federal and provincial laws or, in the case of Delaware, any other Delaware laws, rules or regulations, or as to the municipal laws or the laws, rules or regulations of any local agencies or governmental authorities of or within the State of New York, or in each case as to any matters arising thereunder or relating thereto.  To the extent that any of the matters set forth in the foregoing opinions and other statements are governed by or arise under Canadian federal and provincial laws, we have, with your permission, relied exclusively, without independent investigation or verification, upon the opinion letter of Osler, Hoskin & Harcourt LLP, Canadian counsel to the Company, of even date herewith delivered to you pursuant to Section 6(c) of the Underwriting Agreement as to all matters governed by or arising under Canadian federal and provincial laws, and all such matters are subject to the qualifications, exceptions, assumptions and limitations referred to in such opinion letter.

B.                                    In rendering our opinion set forth in paragraph (iii) above, we have relied solely upon a certificate or certificates, as the case may be, of a governmental authority or official.

C.                                    In rendering our opinion set forth in paragraph (i) above with respect to the absence of stop orders or proceedings, we have relied upon our review of the “Stop Orders” page on the Commission’s website at http://sec.gov/litigation/stoporders.shtml; and, in rendering our opinion set forth in paragraphs (i) and (vii) above with respect to the effectiveness of the Registration Statement and the qualification of the Indenture under the 1939 Act, we have relied upon our review of the EDGAR website.  In rendering our opinion set forth in paragraph (i) above with respect to the filing of the Preliminary Prospectus and the Prospectus pursuant to General Instruction II.L. of Form F-10 and the FWP pursuant to Rule 433 of the 1933 Act Regulations, we have relied upon our review of the EDGAR website.

D.                                    With respect to each instrument or agreement referred to in or otherwise relevant to the opinions set forth herein (each, an “Instrument”), we have assumed, to the extent relevant

Exhibit A-7

to the opinions set forth herein, that (i) each party to such Instrument (if not a natural person) was duly organized or formed, as the case may be, and was at all relevant times and is validly existing and in good standing under the laws of its jurisdiction of organization or formation, as the case may be, and had at all relevant times and has full right, power and authority to execute, deliver and perform its obligations under such Instrument and (ii) such Instrument has been duly authorized, executed and delivered by, and was at all relevant times and is a valid, binding and enforceable agreement or obligation, as the case may be, of, each party thereto; provided that we make no such assumption insofar as any of the foregoing matters relates to the Company and is expressly covered by our opinion set forth in paragraph (iv), (v) or (vi) above.

E.                                     We express no opinion as to any provision of any instrument, agreement or other document (i) regarding severability of the provisions thereof; (ii) providing that the assertion or employment of any right or remedy shall not prevent the concurrent assertion or employment of any other right or remedy, or that every right and remedy shall be cumulative and in addition to every other right and remedy, or that any delay or omission to exercise any right or remedy shall not impair any right or remedy or constitute a waiver thereof; (iii) providing for an increase in an interest rate or the payment of additional interest upon the occurrence of certain defaults or the failure to perform certain obligations or imposing liquidated damages or penalties; (iv) regarding waiver of usury, stay, extension or similar laws; (v) regarding choice of law; (vi) regarding specific performance or the grant of any power of attorney; or (vii) requiring any party to take further action or to enter into further agreements or instruments or to provide further assurances.

F.                                      Our opinions in paragraphs (v) and (vi) above are subject to bankruptcy, insolvency, reorganization, moratorium, fraudulent conveyance, fraudulent transfer and other similar laws relating to or affecting creditors’ rights generally and to general equitable principles (regardless of whether considered in a proceeding in equity or at law), including concepts of commercial reasonableness, good faith and fair dealing and the possible unavailability of specific performance or injunctive relief.  Our opinion in paragraph (vi) above is also subject to (i) provisions of law which may require that a judgment for money damages rendered by a court in the United States of America be expressed only in United States dollars, (ii) requirements that a claim with respect to any debt securities or other obligations that are denominated or payable other than in United States dollars (or a judgment denominated or payable other than in United States dollars in respect of such claim) be converted into United States dollars at a rate of exchange prevailing on a date determined pursuant to applicable law and (iii) governmental authority to limit, delay or prohibit the making of payments outside of the United States of America or in a foreign currency.

G.                                    In rendering our opinion set forth in paragraph (x) above, we have relied as to factual matters exclusively on the certificate, dated as of the date of this letter, of [Patrick W.D. McCann, Vice President, Finance] of the Company.

The opinions expressed and the statements made herein are expressed and made as of the time of

Exhibit A-8

closing of the sale of the Securities to the Underwriters on the date hereof and we assume no obligation to advise you of changes in law, fact or other circumstances (or the effect thereof on such opinions or statements) that may come to our attention after such time.

This letter is rendered solely to and for the benefit of the Underwriters in connection with the transaction described in the first paragraph above and may not be quoted to or relied upon by, nor may this letter or copies hereof be delivered to, any other person (including, without limitation, any person who acquires Securities from or through any Underwriter), nor may this letter be used for any other purpose, without our prior written consent.

Very truly yours,

Exhibit A-9

EXHIBIT B

Form of opinion of Osler, Hoskin & Harcourt LLP, pursuant to Section 6(c)

November 24, 2015	Our Matter Number: [•]

BNP Paribas

10 Harewood Avenue

London, NW1 6AA

United Kingdom

Citigroup Global Markets Limited

Citigroup Centre, Canada Square Canary Wharf,

London E14 5LB,

United Kingdom

Merrill Lynch International

2 King Edward Street

London EC1A 1HQ

United Kingdom

Banco Santander, S.A.

Ciudad Grupo Santander

Edificio Encinar

Avenida de Cantabria s/n

28660, Boadilla del Monte, Madrid,

España

Tel: +34 91 289 59 07

Fax: +34 91 257 13 76

Email: syndicate@santandergbm.com

Attention: Head of Debt Capital Markets

HSBC Bank plc

8 Canada Square

London, E14 5HQ

Tel: +44 20 7991 8888

Fax: +44 20 7992 4973

Attention:  Transaction Management Group

ING Bank N.V. Belgian Branch

Avenue Marnix 24, 1000 Brussels (Belgium)

Attention: Syndicate desk

Commerzbank Aktiengesellschaft

Kaiserstraße 16 (Kaiserplatz)

60311 Frankfurt am Main

Federal Republic of Germany

Tel:         +49 69 136 89546

Fax:        +49 68 136 85719

Attention:      Group Legal Debt Securities

Mitsubishi UFJ Securities International plc

Ropemaker Place, 25 Ropemaker Street

London EC2Y 9AJ

Tel: +44 20 7628 5555

Email: legal.decm@int.sc.mufg.jp

Attention: Legal – Capital Markets

Raiffeisen Bank International AG

Am Stadtpark 9

1030 Vienna

Austria

Attention: Debt Capital Markets, Corporates

Dear Sirs/Mesdames:

Magna International Inc. – €550,000,000 1.900% Senior Notes due 2023

We have acted as Canadian counsel to Magna International Inc. (the “Company”) in connection with the issue and sale today (the “Offering”) by the Company of the aggregate principal amount

Exhibit B-1

of €550,000,000 1.900% Senior Notes due 2023 (the “Securities”) pursuant to an underwriting agreement dated November 17, 2015 (the “Underwriting Agreement”) among the Company and the several Underwriters named in Schedule II therein (collectively, the “Underwriters”).

The Securities are being qualified under the securities laws of the Province of Ontario pursuant to a short form base shelf prospectus of the Company dated April 9, 2014 (the “Canadian Base Prospectus”), as supplemented by a prospectus supplement of the Company dated November 17, 2015 (the “Prospectus Supplement”, and together with the Canadian Base Prospectus, the “Canadian Final Prospectus”), and are issuable under and pursuant to an indenture dated as of June 16,  2014 (the “Base Indenture”) between the Company and The Bank of New York Mellon, as trustee (the “Trustee”), as supplemented by a third supplemental indenture dated November 24, 2015 (the “Supplemental Indenture”, and together with the Base Indenture, the “Indenture”).

This opinion letter is provided at the request of the Company pursuant to Section 6(c) of the Underwriting Agreement. All capitalized terms used in this opinion letter shall, unless otherwise defined in this opinion letter, have the meanings ascribed to them in the Underwriting Agreement.

We are solicitors qualified to practice law in the Province of Ontario and Alberta.  The opinions expressed below are limited to the laws of the Province of Ontario and the federal laws of Canada applicable therein except the opinions expressed in paragraph 2 are with respect to the laws of the Province of Alberta, in each case as such laws exist and are construed as of the date of this opinion.

As Canadian counsel to the Company, we have prepared, assisted in the preparation of or examined originals or copies, certified or otherwise authenticated to our satisfaction, of the following:

1.                                      the Canadian Base Prospectus;

2.                                      the preliminary prospectus supplement of the Company dated November 17, 2015 (the “Preliminary Prospectus Supplement”);

3.                                      the Prospectus Supplement;

4.                                      the Underwriting Agreement;

5.                                      the Securities; and

6.                                      the Indenture.

In connection with the opinions expressed in this letter we have considered such questions of law and examined such public and corporate records, certificates and other documents and conducted such other examinations as we have considered necessary or appropriate for the purposes of the opinions hereafter expressed, including the following documents:

1.                                      the articles of incorporation and by-laws of the Company, 175 Holdings ULC (“175”) and 1305290 Ontario Inc. (“1305290”);

Exhibit B-2

2.                                      officers’ certificates of the Company as to resolutions of the directors of the Company authorizing the Canadian Base Prospectus, the Preliminary Prospectus Supplement, the Prospectus Supplement, the Underwriting Agreement, the Indenture, and the creation and issuance of the Securities and other related matters;

3.                                      the Certificates of Status dated [•], 2015 issued by the Ministry of Government Services (Ontario) in respect of the Company and 1305290 and the Certificate of Status dated [•], 2015 issued by Service Alberta (Corporate Registry) in respect of 175 (collectively, the “Certificates of Status”); and

4.                                      the receipt dated April 10, 2014 issued by the OSC for the Canadian Base Prospectus.

For the purposes of the opinions expressed in this letter, we have assumed:

(a)                                 the legal capacity of all individuals, the genuineness of all signatures, the authenticity of all documents submitted to us as originals and the conformity to authentic original documents of all documents submitted to us as certified, conformed, photocopied or facsimile copies;

(b)                                 that all of the documents have been duly authorized, executed and delivered by, and are enforceable in accordance with their respective terms against, all parties to such agreements other than the Company; and

(c)                                  that all facts set forth in all certificates supplied, or otherwise conveyed to us by public officials or in the Officer’s Certificates (as defined below), continue to be true.

To the extent that the opinions expressed in this letter are based on factual matters we have relied solely on a certificate of Jeffrey O. Palmer, the Executive Vice President and Chief Legal Officer of the Company and Executive Vice President of 1305290 and 175 (the “Officer’s Certificates”), as to such matters. A copy of the certificates are attached to this letter.

We have also assumed that no “material change” (within the meaning of applicable securities laws in the Province of Ontario) and no change in the terms and conditions of the offering described in the Canadian Base Prospectus and the Prospectus Supplement, in either case requiring the filing of an amendment to the Canadian Base Prospectus or the Prospectus Supplement, has occurred since the date of the Prospectus Supplement.

In expressing the opinions in paragraph 1 and 2 as to the existence of the Company, 175 and 1305290, we have relied exclusively on the Certificates of Status, which certificates we assume are accurate as of the date hereof.

In expressing the opinion in paragraph 6, we have relied exclusively on the list maintained by the OSC, as described in OSC Policy 51-601 — Reporting Issuer Defaults, such list posted on the website maintained by the OSC as of [•], 2015 and updated as of [•], 2015, which list we assume is accurate as of the date hereof.

Exhibit B-3

In expressing the opinion in paragraph 7, we have assumed that the deemed representations, agreements and acknowledgements made by each purchaser in Ontario under the Canadian Offering Memorandum of the Company dated November 17, 2015 (the “Canadian Offering Memorandum”) are true and correct on the date of this letter, including, without limitation:

(a)                                 the representation that each such purchaser purchasing the Securities is an “accredited investor” as such term is defined in section 73.3(1) of the Securities Act (Ontario) and not an individual;

(b)                                 the representation that each such purchaser is not a person created or used solely to purchase or hold the Securities as an “accredited investor” as described in paragraph (m) of the definition of “accredited investor” in section 1.1 of National Instrument 45-106 - Prospectus and Registration Exemptions (“NI 45-106”); and

(c)                                  the representation that each such purchaser is either purchasing the Securities as principal, or is deemed to be purchasing the Securities as principal in accordance with the applicable securities laws of the Province of Ontario, for the purchaser’s own account and not as agent for the benefit of another person.

In expressing the opinion in paragraph 7, we have also assumed that any of the Underwriters or other securities dealers making sales of the Securities have complied with all applicable dealer registration requirements or exemptions under the securities laws of the Province of Ontario.

We do not express or imply any opinion as to whether the Canadian Base Prospectus or the Prospectus Supplement constitutes full, true and plain disclosure of all material facts relating to the Company or the Securities, or does not contain an untrue statement of a material fact, or does not omit to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made.

Based upon and subject to the foregoing and subject to the exceptions, limitations and qualifications set forth herein, we are of the opinion that:

1.                                      The Company and 1305290 are corporations existing under the laws of the Province of Ontario.  There are no restrictions on the corporate power and capacity of either of the Company and 1305290 to own and lease property and assets and to carry on business.

2.                                      175 is an unlimited liability corporation existing under the laws of the Province of Alberta.  There are no restrictions on the corporate power and capacity of 175 to own and lease property and assets and to carry on business.

3.                                      The Base Indenture, the Supplemental Indenture, the Underwriting Agreement and the Securities have been duly authorized, executed and delivered (to the extent execution and delivery are matters governed by the laws of the Province of Ontario) by the Company.

4.                                      The filing of the Canadian Final Prospectus with the OSC has been duly authorized by and on behalf of the Company, and the Canadian Base Prospectus has been duly executed by the Company.

Exhibit B-4

5.                                      The statements concerning Canadian federal tax laws under the heading “Material Canadian Income Tax Considerations” in the Canadian Final Prospectus, are accurate, subject to the assumptions, qualifications, limitations and restrictions set out therein.

6.                                      The Company is a “reporting issuer” under the securities legislation of the Province of Ontario and is not on the list of defaulting issuers maintained by the OSC.

7.                                      No consents, approvals, authorizations, filings with the OSC, or orders of any court or governmental agency or body are required to be obtained in connection with the transactions contemplated in the Underwriting Agreement, other than those which have been obtained, however, the either the Company or the Underwriters will be required to:

(a)                                 file a report with the Ontario Securities Commission (the “OSC”) on Form 45-106F1 - Report of Exempt Distribution prepared and executed in accordance with NI 45-106 within 10 days from the date of this letter, accompanied by any applicable prescribed fees; and

(b)                                 deliver a copy of the Canadian Offering Memorandum to the OSC.

8.                                      Neither the execution and delivery of the Underwriting Agreement or the Supplemental Indenture, the issue and sale of the Securities, nor the consummation of any of the transactions contemplated in the Underwriting Agreement, nor the fulfillment of the terms of the Underwriting Agreement or Indenture will conflict with, result in a breach or violation of: (i) the articles of incorporation or by-laws of the Company, (ii) the credit agreement dated July 8, 2011 among the Company and the several other borrowers named therein, the several financial institutions named therein as lenders and The Bank of Nova Scotia as administrative agent, as amended, or, (iii) any statute, law, rule, regulation, judgment, order or decree applicable to the Company of any court, regulatory body, administrative agency, governmental body, arbitrator or other authority having jurisdiction over the Company or any of its properties, under the laws of the Province of Ontario or the federal laws of Canada applicable therein.

9.                                      The OSC has issued a receipt for the Canadian Base Prospectus.

10.                               The Company meets the general eligibility requirements for use of a short form prospectus under National Instrument 44-101—Short Form Prospectus Distributions.

11.                               In any proceeding in a court of competent jurisdiction in the Province of Ontario (an “Ontario Court”) for the enforcement of the Underwriting Agreement, the Indenture or the Securities, an Ontario Court would apply the laws of the New York (“New York Law”), in accordance with the parties’ choice of New York Law in the Underwriting Agreement, the Indenture and the Securities, to all issues which under the laws of the Province of Ontario and the federal laws applicable in the Province of Ontario (“Ontario Law”) are to be determined in accordance with the chosen law of the contract, provided that:

(a)                                 The parties’ choice of New York Law is bona fide and legal and is not contrary to public policy, as such term is interpreted under Ontario Law (“Public Policy”);

Exhibit B-5

(b)                                 In any such proceeding, an Ontario Court:

(i)                                     will not take judicial notice of the provisions of New York Law but will only apply such provisions if they are pleaded and proven by expert testimony;

(ii)                                  will apply Ontario Law to matters which would be characterized as procedural under Ontario Law;

(iii)                               will apply provisions of Ontario Law that have overriding effect;

(iv)                              will not apply any New York Law if its application would be contrary to Public Policy;

(v)                                 will not apply any New York Law if such application would be characterized under Ontario Law as the direct or indirect enforcement of a foreign revenue, expropriatory, penal or other public law; and

(vi)                              will not enforce the performance of any obligation that is illegal under the laws of any jurisdiction in which the obligation is to be performed; and

(c)                                  An Ontario Court has discretion to decline to hear an action if:

(i)                                     it is contrary to Public Policy;

(ii)                                  it is not the proper forum to hear such an action; or

(iii)                               another action is properly pending before, or a decision has been rendered by, a foreign authority relating to the same cause of action.

12.                               An Ontario Court would give a judgment based upon a final and conclusive in personam judgment of a court of competent jurisdiction in New York (a “New York Court”) for a sum certain, obtained with respect to a claim against the Company or a Canadian Subsidiary arising out of the Underwriting Agreement, the Indenture or the Securities (a “New York Judgment”) without reconsideration of the merits provided that:

(a)                                 The New York Court has jurisdiction over the Company according to Ontario Law (and submission in the Underwriting Agreement, the Indenture and the Securities to the non-exclusive or exclusive jurisdiction of the New York Court is sufficient for that purpose);

(b)                                 an action to enforce the New York Judgment must be commenced in an Ontario Court within any applicable limitation period;

(c)                                  an Ontario Court has discretion to stay or decline to hear an action on the New York Judgment if such judgment is under appeal, or there is another subsisting judgment in any jurisdiction relating to the same cause of action;

Exhibit B-6

(d)                                 an Ontario Court will render judgment only in Canadian dollars; and

(e)                                  an action in an Ontario Court on the New York Judgment may be affected by bankruptcy, insolvency or laws affecting the enforcement of creditors’ rights generally;

further, an Ontario Court will not give such judgment if:

(f)                                   the New York Judgment was obtained by fraud or in a manner contrary to the principles of natural justice;

(g)                                  the New York Judgment is for a claim which would be characterized as based on foreign revenue, expropriatory, or penal, or other public law under Ontario Law;

(h)                                 the New York Judgment is contrary to Public Policy or to an order made by the Attorney General of Canada under the Foreign Extraterritorial Measures Act (Canada) or by the Competition Tribunal under the Competition Act (Canada) in respect of certain judgments referred to in such statutes; or

(i)                                     the New York Judgment has been satisfied or is void or voidable under New York Law.

13.                               The submission by the Company to the non-exclusive jurisdiction of the New York Court in the Indenture and the Securities, as applicable, would be recognized and given effect by an Ontario Court as a valid submission to the New York Court, provided that the provisions of the Indenture or the Securities, as applicable, dealing with service of process on the Company are duly complied with.

The opinions in this letter are given solely for the benefit of the addressees in connection with the transactions referred to and may not, in whole or in part, be relied upon by or shown or distributed to any other person.

Yours very truly,

Exhibit B-7